 Filed Pursuant to Fule 253(g)(2)
Filer No. 024-11380
 Offering Circular
December 30th, 2020

LIGHTHOUSE LIFE CAPITAL, LLC
1100 E. Hector Street, Suite 415
Conshohocken, PA 19428
445-200-5650

8.5% Senior Beacon Bonds (Class A Bonds)
6.5% Senior Beacon Bonds (Class B Bonds)
$50,000,000 Aggregate Maximum Offering Amount (50,000 Bonds)
$10,000 Minimum Purchase Amount (10 Bonds)

Lighthouse Life Capital, LLC, a Delaware limited liability company, or the company, is offering a maximum of $50,000,000 in the aggregate, of its 8.5% senior beacon bonds, or “Class A Bonds,” and its 6.5% senior beacon bonds, or “Class B Bonds,” collectively the “Bonds,” pursuant to this offering circular. The purchase price per Bond is $1,000, with a minimum purchase amount of $10,000, or the “minimum purchase”; however, the company, in our sole discretion, reserves the right to accept smaller purchase amounts. The Class A Bonds and the Class B Bonds will bear interest at 8.5% and 6.5% per year, respectively. The maximum offering amount of Bonds across both classes is $50,000,000 (the “Maximum Offering Amount”); however, the sale of the Class B Bonds will be limited to a maximum of $30,000,000. The Class A Bonds and Class B Bonds will each be offered serially, over a maximum period of two years, starting from the date of qualification of the Offering Statement of which this Offering Circular is a part, with the sole difference between the series being their respective maturity dates. Each series of Bonds beginning with Series A-1 for Class A Bonds and Series B-1 for Class B Bonds will correspond to a particular closing for the applicable class of Bonds. Each series of Class A Bonds will mature on the fifth anniversary of the issuance date of such series and each series of Class B Bonds will mature on the third anniversary of the issuance date of such series. Upon maturity, and subject to the terms and conditions described in this offering circular, the Bonds will be automatically renewed at the same interest rate and for the same term, unless redeemed upon maturity at our or your election. If the Bonds are not renewed and without the consent of the Bondholders, we may elect to extend the maturity date of the Bonds for an additional six months to facilitate the redemption of the Bonds. Interest on the Bonds will be paid monthly on the 15th day of the month. The first interest payment on a Bond will be paid on the 15th day of the month following the issuance of such Bond.

Bondholders will have the right to have their Bonds redeemed at any time prior to the maturity date, subject to an annual cap of 10% on all redemptions, regardless of the reason for the redemption, and a penalty of between 6.5% and 8.5% (redeemed at a price per Class A Bond between $915 and $935 plus any accrued but unpaid interest) for the Class A Bonds, and 8.5% (redeemed at a price per Class B Bond equal to $915 plus any accrued but unpaid interest) on the Class B Bonds, regardless of when such Class A Bonds or Class B Bonds are redeemed (the “10% Limit”). Bondholders will also have the right to have their Bonds redeemed in the case of a bondholder’s death, disability or bankruptcy, subject to notice, discounts and other provisions contained in this offering circular. Redemptions due to death, disability or bankruptcy shall count towards the annual 10% Limit on redemptions described above. Redemptions will be processed in the order they were received. Any redemptions in excess of the 10% Limit (not including death, disability or bankruptcy claims), will be carried over to the next calendar year and redeemed at such time unless such carryover redemptions would exceed the 10% Limit for the new calendar year in which case they will be carried over to successive calendar years until redeemed; provided, however that if, during the pendency of the Offering, the 10% Limit is adjusted upward at the beginning of any succeeding calendar quarter, then such carried over redemptions will be redeemed as of such adjustment to extent they do not exceed the then in effect 10% Limit. See “Description of Bonds – Redemption Upon Death, Disability or Bankruptcy” and “Description of Bonds – Bond Redemptions” for more information.

(i)

The Bonds will be offered to prospective investors on a best efforts basis by International Assets Advisory LLC (“IAA”), our underwriter and managing broker-dealer, a Florida limited liability company and a member of the Financial Industry Regulatory Authority, or “FINRA.” “Best efforts” means that our managing broker-dealer is not obligated to purchase any specific number or dollar amount of the Bonds, but it will use its best efforts to sell the Bonds. Our managing broker-dealer may engage additional broker-dealers, or “Selling Group Members,” who are members of FINRA, to assist in the sale of the Bonds. At each closing date, the net proceeds for such closing will be disbursed to our company and Bonds relating to such net proceeds will be issued to their respective investors. We expect to commence the sale of the Bonds as of the date on which the offering statement is declared qualified by the United States Securities and Exchange Commission, or the “SEC,” and terminate the offering on earliest of: (i) the date we sell the Maximum Offering Amount; (ii) the second anniversary of the date of qualification of this offering statement; or (iii) such date upon which we determine to terminate the offering, in our sole discretion. Notwithstanding the previous sentence, we have the right, in our sole discretion, to extend this offering beyond the second anniversary of the date of qualification for an additional year.

	Price to Investors	Managing Broker-Dealer Fee, Commissions, Reallowance and Wholesaling Fee (1)(2)	Proceeds to Company	Proceeds to Other Persons

Per Class A Bond (3)	$1,000	$80	$920	$0
Per Class B Bond (3)	$1,000	$80	920	$0
Maximum Offering Amount of Class A Bonds (3)	$50,000,000	$4,000,000	$46,000,000	$0
Maximum Offering amount of Class B Bonds (3)	$30,000,000	$2,400,000	$27,600,000	$0

(1) This includes (a) selling commissions of (i) 5.00% of gross offering proceeds on the sale of Class A Bonds and (ii) 4.50% of gross offering proceeds on the sale of Class B Bonds, (b) a managing broker-dealer fee of up to 2.00% of the gross proceeds of the offering, (c) a reallowance 1.00% of gross proceeds from the certain sales of the Bonds, and (d) wholesaling fee of 0.50% of gross offering proceeds on the sale of Class B Bonds, or, collectively, Selling Commissions and Expenses. All Selling Commissions and Expenses will be paid to IAA as our managing broker-dealer, who may reallow all or any portion of the selling commissions and reallowance to Selling Group Members. Selling Commissions and Expenses will not exceed 8.0% of the gross proceeds of the Class A Bonds or Class B Bonds. See “Use of Proceeds” and “Plan of Distribution” for more information.

(2) The table above does not include organizational and offering expenses, or O&O Expenses, estimated to be 2.00% of offering proceeds ($1,000,000 at the Maximum Offering Amount).

(3) All figures are rounded to the nearest dollar.

_________

Generally, no sale may be made to you in the offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

An investment in the Bonds is subject to certain risks and should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Currently, there is no market for the Bonds being offered, nor does our company anticipate one developing. Prospective investors should carefully consider and review that risk as well as the RISK FACTORS beginning on page 10 of this offering circular.

THE SEC DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE COMMISION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

FORM 1-A DISCLOSURE FORMAT IS BEING FOLLOWED.

(ii)

Contents
OFFERING CIRCULAR SUMMARY	2
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	9
RISK FACTORS	10
USE OF PROCEEDS	20
PLAN OF DISTRIBUTION	21
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	28
GENERAL INFORMATION AS TO OUR COMPANY	30
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS	35
ERISA CONSIDERATIONS	38
DESCRIPTION OF BONDS	40
LEGAL PROCEEDINGS	45
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	46
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS	47
EXECUTIVE COMPENSATION	48
INDEPENDENT AUDITORS	49
LEGAL MATTERS	50
WHERE YOU CAN FIND ADDITIONAL INFORMATION	51
INDEX TO FINANCIAL STATEMENTS	F-1

(iii)

ABOUT THIS OFFERING CIRCULAR

The information in this offering circular may not contain all of the information that is important to you. You should read this entire offering circular and the exhibits carefully before deciding whether to invest in the Bonds. See “Where You Can Find Additional Information” in this offering circular.

Unless the context otherwise indicates, references in this offering circular to the terms “company,” “we,” “us,” and “our,” refer to Lighthouse Life Capital, LLC, a Delaware limited liability company, and the term “our predecessor” refers to the combined operations of Lighthouse Life Solutions, LLC, a Delaware limited liability company, and Lighthouse Life Direct, LLC, a Delaware limited liability company.

References to a “Lawful Policyowner” refer to the owner of a life insurance policy obtained in accordance with applicable laws and the terms of the life insurance policy through (a) the initial purchase of the policy by persons with insurable interest in the individual insured under the policy, or (b) the acquisition of a policy through the assignment, bequest, gift, sale or other transfer executed under the terms of the policy, including but not necessarily limited to the contract’s assignment, change of ownership, and/or change of beneficiary clauses.

References to a “Lawful Purchaser” refer to purchaser of a life insurance policy from a Lawful Policyowner in accordance with applicable laws and the terms of the policy.

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this offering circular. This summary does not contain all of the information that you should consider before deciding whether to invest in the Bonds. You should carefully read this entire offering circular, including the information under the heading “Risk Factors” and all information included in this offering circular.

Our Company, Lighthouse Life Capital, LLC, a Delaware limited liability company, was formed on July 8, 2020, to continue and grow the business of our predecessor, to originate and acquire life insurance policies through the highly regulated life settlement market for the benefit of third-party purchasers of those policies. In addition to other sources of revenue described below, our company, through its subsidiaries, receives fees from third-party purchasers and/or a share of third-party purchasers’ profits on the acquired policies (above a certain target return threshold) in exchange for our company’s services.

A life settlement is the sale of a life insurance policy by the Lawful Policyowner to a Lawful Purchaser of the policy; this includes the sale of life insurance policies insuring the lives of individuals who have been diagnosed as terminally ill or chronically ill, also known as viatical settlements. The life settlement asset class and the returns generated by the origination, acquisition, sale and/or maturity of life insurance policies are generally uncorrelated to traditional asset classes (stocks, bonds, real estate and commodities). As such, life settlements have been utilized to diversify portfolios and generate non-correlated yield.

We generate substantially all of our revenues through our wholly owned subsidiaries, Lighthouse Life Solutions, LLC (“Lighthouse Life Solutions”) and Lighthouse Life Direct, LLC (“Lighthouse Life Direct”). We acquired Lighthouse Life Solutions and Lighthouse Life Direct from our sole member, LHL Strategies, Inc. (“LHL Strategies”) on July 8, 2020.  It’s 100% membership interest in us is our sole member’s only asset, and it has not previously conducted an offering of any direct participation program. The combined operations of Lighthouse Life Solutions and Lighthouse Life Direct are considered our predecessor.

Through Lighthouse Life Solutions, the company originates and acquires life insurance policies from Lawful Policyowners for the benefit of third-party purchasers. We employ a single-brand marketing strategy to market and advertise life settlements (a) to a wide range of financial professionals, such as insurance producers and financial advisors and (b) directly to life insurance policyowners and others.

Our principal executive offices are located at 1100 Hector Street, Suite 415, Conshohocken, PA 19428, and our telephone number is 445-200-5650.

Our company, through Lighthouse Life Solutions, is an originator of life insurance policies. Lighthouse Life Solutions is currently a licensed buyer of policies, known as a life settlement provider, in 22 states. In states we are not licensed, Lighthouse Life Solutions has relationships with other licensed entities for the origination and purchase of life insurance policies, which expands our ability to originate life insurance policies to additional states. Eight states do not require a license to originate and/or acquire life insurance policies. In total, we currently can engage in the origination and/or acquisition of life insurance policies in 39 states, plus the District of Columbia, in which approximately 94 percent of the US population resides. Lighthouse Life Solutions currently has applications for life settlement provider licenses pending with a number of state insurance departments and we expect to continue to apply for and obtain additional life settlement provider licenses in the future.

Lighthouse Life Solutions receives potential life settlement opportunities from several sources, including:

●
Financial professionals (i.e. insurance producers and financial advisors) through the Lighthouse Life Settlement Advisor Program;
●
Lighthouse Life Direct, our advertising company, which engages in a full-range of direct-to-consumer marketing and advertising to life insurance policyowners and others; and
●
Intermediaries, including licensed life settlement brokers and life settlement providers.

We currently generate revenues from three sources:

●
Fees paid by third-party purchasers of policies for originating and acquiring life insurance policies for the benefit of such third-party purchasers. When originating life insurance policies for a fee, we do not use the company’s funds to purchase the policies, and we do not take possession of the policies.
●
Fees and, if applicable, profit sharing paid to us for the origination and acquisition of life insurance policies for the benefit of a third-party purchaser, pursuant to the Letter Agreement (as defined herein) with Lighthouse Life Solutions.
●
Fees, if applicable, on policies acquired by a third-party purchaser, which policies were originated by Lighthouse Life Direct.

We may, in the future, generate revenues from the following additional sources related to the acquisition of policies using our own funds:

●
Proceeds from the sale of life insurance policies originated and purchased by our company and subsequently sold to third-party purchasers; and
●
Death benefits received from the maturity of life insurance policies owned by the company.

See “General Information About Our Company – Business Strategy”

Our company is managed by its sole member, LHL Strategies, and its management team, who are also our executive officers. Each member of our management team has over 18 years of senior management experience in the business of life settlements. Michael D. Freedman, our chief executive officer, previously served as president of GWG Holdings, Inc. and its subsidiary life settlement provider, GWG Life, LLC, or GWG, during which time GWG became the second most active company in the industry, based on the number of policies purchased and the net death benefit of policies purchased1. Prior to that, Michael led the life settlement market’s legal and regulatory development while at Coventry First LLC (“Coventry”). James J. Dodaro, our chief investment and financial officer, has over 19 years of industry experience and was previously the chief underwriting officer for Coventry where he structured and led the company’s efforts in the purchase, management and resale of life insurance policies. Andrew M. Brecher, our chief operating officer, has over 20 years of experience in the life settlement market, specializing in technology and security, and was previously the chief information officer at Coventry. Michael L. Coben, our chief distribution and business development officer, has more than 30 years of expertise in building strategic alliances managing wholesaling teams in life insurance, annuities and life settlement distribution. For 13 years he led national sales as SVP, National Distribution at Coventry. The company’s founders, together with their senior management team, have over 100 years of collective experience in life settlements, life insurance and financial services.

The following summarizes the relationship of the foregoing entities:

Our company has no employees. All of our operations will be performed by employees of LHL Strategies, our sole member. Currently, LHL Strategies’ only asset is its 100% membership interest in Lighthouse Life Capital, LLC, a member-managed limited liability company. We anticipate that distributions of cash will be made from us to LHL Strategies, in amounts as determined by LHL Strategies, as our sole member, and that such amounts will be at least sufficient to pay all expenses and liabilities of our sole member. As our sole member , LHL Strategies, through its board of directors, will control our company. LHL Strategies and its subsidiaries are subject to certain operating restrictions related to covenants in the agreements governing outstanding indebtedness of LHL Strategies, including a requirement that LHL Strategies’ lender consent to any other financing or creation of any liens on the assets of LHL Strategies or any of its subsidiaries, including our company. LHL Strategies’ lender has consented to this offering.

Th total revenue of LHL Solutions, Inc. for the fiscal year ended September 30, 2019 was $277,275 compared to $0 in the prior year period due to increased policy origination and policy origination fee income. Total expenses for the period were $2,079,077 compared to the prior year period of $852,686.

The Offering. We are offering to investors the opportunity to purchase up to an aggregate of $50,000,000, of Beacon Bonds. See “Plan of Distribution - Who May Invest” for further information. The offering will terminate on the earliest of: (i) the date we sell the Maximum Offering Amount; (ii) the second anniversary of the date of qualification of this offering statement; or (iii) such date upon which we determine to terminate the offering, in our sole discretion. Notwithstanding the previous sentence, we have the right to extend this offering beyond the second anniversary of the date of qualification for an additional year.

Our company will conduct closings in this offering on the first and third Thursday of each month or the “closing dates,” and each, a “closing date,” until the offering termination. Once a subscription has been submitted and accepted by the company, an investor will not have the right to request the return of its subscription payment prior to the next closing date. If subscriptions are received on a closing date and accepted by the company prior to such closing, any such subscriptions will be closed on that closing date. If subscriptions are received on a closing date but not accepted by the company prior to such closing, any such subscriptions will be closed on the next closing date. It is expected that settlement will occur on the same day as each closing date. On each closing date, offering proceeds for that closing will be disbursed to us and Bonds will be issued to investors, or the “Bondholders.” If the company is dissolved or liquidated after the acceptance of a subscription, the respective subscription payment will be returned to the subscriber. The offering is being made on a best-efforts basis through IAA, our underwriter and Managing Broker-Dealer.
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1 The Deal - Life Settlement League Tables: 2017

Issuer	Lighthouse Life Capital, LLC, a Delaware limited liability company.

Securities Offered	Maximum – $50,000,000, aggregate principal amount of the Bonds, with sales of Class B Bonds limited to $30,000,000, in the aggregate.

Maturity Date
The Class A Bonds and Class B Bonds will each be offered serially, over a maximum period of two years (subject to extension) starting from the date of qualification of the Offering Statement of which this Offering Circular is a part, with the sole difference between the series being their respective maturity dates. Each series of Class A Bonds will mature on the fifth anniversary of the issuance date of such series and each series of Class B Bonds will mature on the third anniversary of the issuance date of such series.

Upon maturity, and subject to the terms and conditions described in this offering circular, the Bonds will be automatically renewed at the same interest rate and for the same term, unless redeemed upon maturity at our or your election. Each such renewal would constitute a new offering for the purpose of the registration requirements of the Securities Act and, as such, would be required to be registered or conducted pursuant to an exemption from registration. Any such subsequent offering conducted pursuant to Regulation A would count against the aggregate dollar limitations in Rule 251(a) of Regulation A. If the Bonds are not renewed and without the consent of the Bondholders, we may elect to extend the maturity date of the Bonds for an additional six months to facilitate the redemption of the Bonds. See “Description of Bonds – Maturity and Renewal” for more information.

Interest Rate	Class A Bonds – 8.5% per annum computed on the basis of a 360-day year. Class B Bonds – 6.5% per annum computed on the basis of a 360-day year.

Interest Payments
Commencing on the 15th day of the month, or the next business day, if the 15th is a weekend or a holiday, following the issuance of such Bond and continuing monthly until its maturity date. Interest will accrue and be paid on the basis of a 360-day year consisting of twelve 30-day months. Interest on each Bond will accrue and be cumulative from the end of the most recent interest period for which interest has been paid on such Bond, or if no interest has paid, from the date of issuance.

Offering Price	$1,000 per Bond.

Ranking
The Bonds are senior unsecured indebtedness of our company. They rank equally with our other senior unsecured indebtedness and structurally subordinated to all indebtedness of our subsidiaries. The Bonds would rank junior to any of our secured indebtedness; however, we have covenanted not to incur any secured indebtedness or other indebtedness that would be senior to the Bonds or to permit our subsidiaries to incur any indebtedness.

Use of Proceeds
We estimate that the net proceeds we will receive from this offering will be approximately $45,000,000 if we sell the Maximum Offering Amount, after deducting O&O Expenses, selling commissions and fees payable to our managing broker-dealer and Selling Group Members.

We plan to use substantially all of the net proceeds from this offering for working capital, general corporate purposes, including distribution to our sole member for the payment of its expenses and liabilities related to the formation of our business and other expenses related to originating and acquiring life insurance policies, marketing and advertising life settlements, and paying interest and principal on the Bonds. A portion of the net proceeds will be used by our subsidiaries to finance the acquisition of life insurance policies and we will contribute such proceeds to them to fulfill these purposes. See “Use of Proceeds” for additional information.

Certain Covenants
We will issue the Bonds under an indenture, or the Indenture, to be dated as of the initial issuance date of the Bonds between us and UMB Bank, as the trustee. The Indenture contains covenants that limit our ability to incur, or permit our subsidiaries to incur, third party indebtedness that would be senior to the Bonds, whether secured or unsecured, unless all of the net proceeds of such indebtedness, are used for the repayment of the Bonds. Further, we are prohibited from selling any equity interest in any of our subsidiaries, or causing any of our subsidiaries to issue new equity to any third party, unless the net proceeds of such sale or issuance are used for the repayment of the Bonds.

Pursuant to the Indenture, we are also required to maintain a bond service reserve equal to 3% of the net proceeds raised in this Offering, or the Bond Service Reserve, which will be used for payment of interest on the Bonds. The funds subject to the Bond Service Reserve will be made available to the company for general busines purposes, one year following the termination of the Offering. See “Description of Company’s Securities Certain Covenants” in this Offering Circular.

Redemption at the Option of the Bondholder
Redemptions made pursuant to the Optional Redemption of the Bonds for Class A Bonds shall be at a price per Class A Bond equal to: (i) $915 plus any accrued but unpaid interest on the Bond if the notice is received on or between the dates that are 0 and 12 months following the date of issuance of the Bond to be redeemed; (ii) $920 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 13 months and on or before the date that is 24 months following the date of issuance of the Bond to be redeemed;(iii) $925 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 25 months and on or before the date that is 36 months following the date of issuance of the Bond to be redeemed; and (iv) $930 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 37 months and on or before the date that is 48 months following the date of issuance of the Bond to be redeemed; and (v) $935 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 49 months and on or before the date that is 60 months following the date of issuance of the Bond to be redeemed. Redemptions made pursuant to the Optional Redemption of the Bonds for Class B Bonds shall be at a price per Bond of $915 plus any accrued but unpaid interest on the Bond.

Our obligation to redeem Bonds in any given year pursuant to this redemption is limited to 10% of the outstanding principal balance of the Bonds, in the aggregate, on the most recent of January 1st, April 1st, July 1st or October 1st of the applicable year while the Offering is open, and January 1st of the applicable year, following the offering termination. In addition, any Bonds redeemed as a result of a Bondholder's right upon death, disability or bankruptcy, will be included in calculating the 10% Limit and will thus reduce the number of Bonds, in the aggregate, to be redeemed pursuant to the redemption. Bond redemptions will occur in the order that notices are received. Any redemptions in excess of the 10% Limit (not including death, disability or bankruptcy claims), will be carried over to the next calendar year and redeemed at such time unless such carryover redemptions would exceed the 10% Limit for the new calendar year in which case they will be carried over to successive calendar years until redeemed; provided, however that if, during the pendency of the Offering, the 10% Limit is adjusted upward at the beginning of any succeeding calendar quarter, then such carried over redemptions will be redeemed as of such adjustment to extent they do not exceed the then in effect 10% Limit. We are not required to establish a sinking fund or reserve for the redemption of Bonds and our ability to redeem Bonds will be subject to the availability of cash or other financing sources and cannot be assured.

Redemption at the Option of the Company
The Bonds may be redeemed at our option at no penalty. If the Bonds are renewed for an additional term, we may redeem the Bonds at any time during such renewal period. Any redemption will occur at a price equal to the then outstanding principal amount of the Bonds, plus any accrued but unpaid interest. For the specific terms of the Optional Redemption, please see “Description of Bonds – Optional Redemption” for more information.

Redemption Upon Death, Disability or Bankruptcy
Within 60 days of the death, disability or bankruptcy of a Bondholder who is a natural person, the estate of such Bondholder, or legal representative of such Bondholder may request that we repurchase, in whole but not in part and without penalty, the Bonds held by such Bondholder by delivering to us a written notice requesting such Bonds be redeemed. Redemptions due to death, disability or bankruptcy shall count towards the annual 10% Limit on redemptions described above; provided, however, that any redemptions pursuant to death, disability or bankruptcy shall not be subject to the 10% Limit. Any such request shall specify the particular event giving rise to the right of the holder or beneficial holder to redeem his or her Bonds. If a Bond is held jointly by natural persons who are legally married, then such request may be made by (i) the surviving Bondholder upon the death of the spouse, or (ii) the disabled Bondholder (or a legal representative) upon disability of the spouse. In the event a Bond is held together by two or more natural persons that are not legally married, neither of these persons shall have the right to request that the company repurchase such Bond unless each Bondholder has been affected by such an event.

Disability shall mean with respect to any Bondholder or beneficial holder, a determination of disability based upon a physical or mental condition or impairment arising after the date such Bondholder or beneficial holder first acquired Bonds. Any such determination of disability must be made by any of: (1) the Social Security Administration; (2) the U.S. Office of Personnel Management; or (3) the Veteran’s Benefits Administration, or the Applicable Governmental Agency, responsible for reviewing the disability retirement benefits that the applicable Bondholder or beneficial holder could be eligible to receive.

Bankruptcy shall mean, with respect to any Bondholder the final adjudication related to (i) the filing of any petition seeking to adjudicate the Bondholder bankrupt or insolvent, or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of such Bondholder or such Bondholder’s debts under any law relating to bankruptcy, insolvency, or reorganization or relief of debtors, or seeking, consenting to, or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian, or other similar official for such Person or for any substantial part of its property, or (ii) without the consent or acquiescence of such Bondholder, the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or other similar relief under any bankruptcy, liquidation, dissolution, or other similar statute, law, or regulation, or, without the consent or acquiescence of such Bondholder, the entering of an order appointing a trustee, custodian, receiver, or liquidator of such Bondholder or of all or any substantial part of the property of such Bondholder which order shall not be dismissed within ninety (90) days.

Subject to the annual cap on redemptions, upon our receipt of a redemption request in the event of death, disability or bankruptcy of a Bondholder, we will designate a date for the redemption of such Bonds, which date shall not be later than 90 days after we receive documentation and/or certifications establishing (to the reasonable satisfaction of the company) the right to be redeemed. On the designated date, we will redeem such Bonds at a price per Bond that is equal to all accrued and unpaid interest, to but not including the date on which the Bonds are redeemed plus the then outstanding principal amount of such Bond.

Default
The indenture governing the Bonds will contain events of default, the occurrence of which may result in the acceleration of our obligations under the Bonds in certain circumstances. Events of default, other than payment defaults, will be subject to our company's right to cure within a certain number of days of such event of default. Our company will have the right to cure any payment default within 60 days before the trustee may declare a default and exercise the remedies under the indenture. See “Description of Bonds - Event of Default” for more information.

Form
The Bonds purchased through a participant in the Depository Trust Company, or DTC, will be evidenced by global bond certificates deposited with a nominee holder, either DTC or its nominee Cede & Co. Bonds purchased directly will be registered in book-entry form only on the books and records of UMB Bank, N.A. in the name of Phoenix American Financial Services, Inc. (“Phoenix American”) as record holder of such Bonds for the benefit of such direct purchasers. See "Description of Bonds - Book-Entry, Delivery and Form" for more information.

Denominations	We will issue the Bonds only in denominations of $1,000.

Payment of Principal and Interest	Principal and interest on the Bonds will be payable in U.S. dollars or other legal tender, coin or currency of the U.S.

Future Issuances
We may, from time to time, without notice to or consent of the Bondholders, increase the aggregate principal amount of any series of the Bonds outstanding by issuing additional bonds in the future with the same terms of such series of Bonds, except for the issue date and offering price, and such additional bonds shall be consolidated with the applicable series of Bonds and form a single series.

Securities Laws Matters:
The Bonds being offered are not being registered under the Securities Act in reliance upon exemptions from the registration requirements of the Securities Act and such state securities laws and may not be transferred or resold except as permitted under the Securities Act and applicable state securities laws pursuant to registration or exemption therefrom. In addition, the company does not intend to be registered as an investment company under the Investment Company Act of 1940, as amended.

Trustee, Registrar and Paying Agent
We have designated UMB Bank, N.A. as paying agent and Phoenix American Financial Services, Inc., a California corporation as co-paying agent in respect of Bonds registered to it as record holder. UMB Bank, N.A. will also act as trustee under the indenture and registrar for the Bonds. As such, UMB Bank, N.A. will make payments on the Bonds to DTC or to Phoenix American (who will forward such payments to the applicable Bondholders). The Bonds will be issued in book-entry form only, evidenced by global certificates, as such, payments are being made to DTC, its nominee or to Phoenix American.

Governing Law	The indenture and the Bonds will be governed by the laws of the State of Delaware.

Material Tax Considerations
You should consult your tax advisors concerning the U.S. federal income tax consequences of owning the Bonds in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction.

Risk Factors
An investment in the Bonds involves certain risks. You should carefully consider the risks above, as well as the other risks described under “Risk Factors” of this offering circular before making an investment decision. The risks discussed herein include:

● our ability to fulfill our obligations to make interest and principal payments under the Bonds and our ability to satisfy redemption requests;

● our critical reliance on the funds raised from this Offering to grow our business to a size sufficient to generate cash to fulfill our obligations under the Bonds;

● our predecessor’s limited operating history and history of operating losses;

● our ability to execute our business plan in the emerging market for life settlements which has low consumer awareness and has suffered from negative publicity and uncertainty. Accordingly, our prospects may be adversely affected by lack of growth, increased competition or other changes in the life settlement market;

● our ability to engage and retain third-party purchasers of the policies we originate and acquire in sufficient volumes and attendant revenue from fees and profit sharing;

● changes in the economy, financial and credit markets that affect the overall demand for and ability of third-party purchasers to purchase life insurance policies we originate and acquire, such as a prolonged economic recession caused by COVID-19 or other factors, rising inflation, continued market volatility among others;

● our reliance on information provided and obtained by third parties including changes in underwriting factors and methodologies and the risk that insureds may live longer than anticipated;

● federal, state statutory and regulatory matters, and FINRA requirements;

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This offering circular contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "outlook," "seek," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in this offering circular, including those set forth below.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this offering circular. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this offering circular. The matters summarized below and elsewhere in this offering circular could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this offering circular, whether as a result of new information, future events or otherwise.

RISK FACTORS

An investment in the Bonds is highly speculative and is suitable only for persons or entities that are able to evaluate the risks of the investment. An investment in the Bonds should be made only by persons or entities able to bear the risk of and to withstand the total loss of their investment. Prospective investors should consider the following risks before making a decision to purchase the Bonds. To the best of our knowledge, we have included all material risks to investors in this section.

Risks Related to the Bonds and to this Offering

The Bonds are not obligations of our subsidiaries and will be subordinated to all of the liabilities of the company’s subsidiaries, if any. Such subordination increases the risk that we will be unable to meet our obligations on the Bonds.

The Bonds are obligations of the company exclusively and not of any of our subsidiaries. The Bonds are also effectively subordinated to all of the liabilities of the company’s subsidiaries, to the extent of their assets, since they are separate and distinct legal entities with no obligation to pay any amounts due under the company’s indebtedness, including the Bonds, or to make any funds available to make payments on the Bonds. The company’s right to receive any assets of any subsidiary in the event of a bankruptcy or liquidation of the subsidiary, and therefore the right of the company's creditors, including holders of the Bonds, to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, in each case to the extent that the company is not recognized as a creditor of such subsidiary. In addition, even where the company is recognized as a creditor of a subsidiary, the company’s rights as a creditor with respect to certain amounts are subordinated to other indebtedness of that subsidiary, including secured indebtedness to the extent of the assets securing such indebtedness.

Some significant restructuring transactions that may adversely affect Bondholders may not constitute a Change of Control/Repurchase Event under the indenture, in which case we would not be obligated to offer to repurchase the Bonds.

Some restructuring transactions that result in a change in control may not qualify as a Repurchase Event under the Indenture; therefore, Bondholders will not have the right to repurchase their Bonds, even though the company is under new management. These transactions are limited to those which cause a non-affiliate of the Company to gain voting control. For example, if our Sole Member determined to cause the Company to become Manager-Managed by a third-party, the change in control would not qualify as a Repurchase Event under the Indenture. Upon the occurrence of a transaction which results in a change in control of the company, Bondholders will have no voting rights with respect to such a transaction. In the event of any such transaction, Bondholders would not have the right to require us to repurchase their Bonds, even though such a transaction could increase the amount of our indebtedness, or otherwise adversely affect the Bondholders.

The Bonds will limit but do not eliminate our ability to incur additional debt which could negatively impact Bondholders.

The Indenture contains covenants that limit our ability to incur, or to permit our subsidiaries to incur, third party indebtedness except with respect to the issuance of Bonds in this offering and with respect to the issuance of indebtedness, the net proceeds of which is used exclusively to pay off the Bonds. In the event we are in violation of the covenant, incur debt pursuant to a waiver of the indenture, or otherwise, that debt may be senior to Bondholders.

We are not limited in the amount of distributions we may make to our parent and sole member, LHL Strategies, Inc.

Neither the Indenture nor the forms of Bonds contain any covenant limiting the ability of LHL Strategies to cause us to make distributions of cash from us to LHL Strategies in respect of LHL Strategies 100% membership interest in us. We anticipate that distributions of cash will be made from us to LHL Strategies, in amounts as determined by LHL Strategies, as our sole member, and that such amounts will be at least sufficient to pay all expenses and liabilities of our sole member, As LHL Strategies will conduct all of our operations through its personnel, we believe such distributions to be necessary; however, amounts distributed to LHL Strategies will not be available to us to make payments of interest or principal or to fund redemption requests on the Bonds.

Our company objectives critically rely on the amount of funds raised in this offering.

While we believe it is possible to achieve our objectives regardless of the amount of the raise, it will be significantly more difficult to do so if we sell fewer Bonds than we anticipate. Such a result may negatively impact our ability to originate and acquire life insurance policies at projected volumes, which may decrease our ability to service and repay our debt when and as it comes due, including honoring redemptions on the Bonds. Additionally, if we are successful raising capital, we cannot predict the amounts and timing of such raise. Therefore, we may have to adjust our business plan and such amendments may be suboptimal.

If we sell substantially less than all of the Bonds we are offering, the costs we incur to comply with the rules of the Securities and Exchange Commission, or the SEC, regarding financial reporting and other fixed costs (such as those relating to the offering) will be a larger percentage of our revenue and may reduce our financial performance and our ability to fulfil our obligations under the Bonds.

We expect to incur significant costs in maintaining compliance with the financial reporting for a Tier II Regulation A issuer and that our management will spend a significant amount of time assessing the effectiveness of our internal control over financial reporting. We do not anticipate that these costs or the amount of time our management will be required to spend will be significantly less if we sell substantially less than all of the Bonds we are offering.

Upon maturity, unless redeemed at our or your election, the bonds will be automatically renewed at the same interest rate and for the same term.

Upon maturity, and subject to the terms and conditions described in this offering circular including registration or availability of an exemption from registration under the Securities Act, the Bonds will be automatically renewed at the same interest rate and for the same term, unless redeemed upon maturity at our or your election. As a result, if we do not elect to redeem Bonds at maturity, a Bondholder must affirmatively request redemption in accordance with the process set forth below under “Description of Bonds – Interest and Maturity.” If a Bondholder does not request redemption as prescribed then such Bondholders will not be repaid upon maturity and will be automatically renewed for another term, subject to the Bondholder’s ability to request redemption subject to limitations and penalties. See “Description of Bonds - Optional Redemption at Election of Bondholder” for more information.

Redemption requests of Bonds at the option of the Bondholder will be limited by the 10% Limit and to the extent they are accepted, will be subject to financial penalties for early redemption.

While the Bonds carry an early redemption right and a redemption right in the event of death, disability or bankruptcy of the Bondholder, redemptions are subject to an annual 10% redemption limit. As a result, requests for redemption from Bondholders may be rejected by the Company. Additionally, with respect to redemptions at the option of the Bondholders, except for death, disability or bankruptcy, early redemption penalties of between 6.5% and 8.5% based on when Bonds are redeemed, for Class A Bonds and 8.5% for Class B Bonds will apply, which will adversely affect Bondholders seeking to redeem Bonds prior to maturity.

Redemption requests for Bonds at the option of the Bondholder or in the event of death, disability or bankruptcy of a Bondholder may have an adverse effect on the company’s overall growth and ability to fulfil our obligations on the Bonds.

The Bonds carry an early redemption right and a redemption right in the event of death, disability or bankruptcy of the Bondholder. As a result, one or more Bondholders may elect to have their Bonds redeemed prior to maturity. In such an event, we may not have access to the necessary cash to redeem such Bonds. Additionally, any cash used to satisfy such redemption requests will be diverted from cash required to fund the continued growth of the company. Accordingly, the use of funds towards redemptions could result in the company’s inability to meet projected growth targets, which could, in turn, limit the company’s ability to make interest and principal payments to Bondholders.

Our trustee shall be under no obligation to exercise any of the rights or powers vested in it by the indenture at the request, order or direction of any of the Bondholders, pursuant to the provisions of the indenture, unless such Bondholders shall have offered to the trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred therein or thereby.

The indenture governing the Bonds provides that in case an event of default occurs and not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Bondholder, unless the Bondholder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

There is no established trading market for the Bonds and we do not expect one to develop. Therefore, Bondholders may not be able to resell them for the price that they paid or sell them at all.

Prior to this offering, there was no active market for the Bonds and we do not expect one to develop. We do not have any present intention to apply for a quotation for the Bonds on an alternative trading system or over the counter market and even if we obtain that quotation in the future, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. Further, the Bonds will not be quoted on an alternative trading system or over the counter market until after the termination of this offering, if at all. Therefore, investors will be required to wait until at least after the final termination date of this offering for such quotation. The initial public offering price for the Bonds has been determined by us. You may not be able to sell the Bonds you purchase at or above the initial offering price or sell them at all.

Alternative trading systems and over the counter markets, as with other public markets, may from time to time experience significant price and volume fluctuations. As a result, if the Bonds are listed on such a trading system, the market price of the Bonds may be similarly volatile, and Bondholders may from time to time experience a decrease in the value of their Bonds, including decreases unrelated to our operating performance or prospects. The price of the Bonds could be subject to wide fluctuations in response to a number of factors, including those listed in this "Risk Factors" section of this offering circular. No assurance can be given that the market price of the Bonds will not fluctuate or decline significantly in the future or that Bondholders will be able to sell their Bonds when desired on favorable terms, or at all. Further, the sale of the Bonds may have adverse federal income tax consequences.

We rely on IAA, our managing broker-dealer, to sell the Bonds pursuant to this offering. If our managing broker-dealer is not able to market the Bonds effectively, we may be unable to raise sufficient proceeds to meet our business objectives.

We have engaged IAA to act as our underwriter and managing broker-dealer for this offering. We rely on our managing broker-dealer to use its best efforts to sell the Bonds offered hereby.  If our managing broker-dealer is not able to market the Bonds effectively, it would be challenging and disruptive to locate an alternative managing broker-dealer for this offering. Without an effective effort to sell the Bonds, our ability to originate and acquire life insurance policies may be limited, which could affect our ability to meet revenue projections, which in turn, could limit the company’s ability to make interest and principal payments to Bondholders. See “Our company objectives critically rely on the amount of funds raised in this offering.”

We may redeem all or any part of the Bonds that have been issued before their maturity, and you may be unable to reinvest the proceeds at either the same or a higher rate of return.

We may redeem all or any part of the outstanding Bonds prior to maturity. See “Description of Bonds - Optional Redemption” for more information. If redeemed, you may be unable to reinvest the money you receive in the redemption at a rate that is equal to or higher than the rate of return on the Bonds.

Risks Related to Our Business and Our Industry

Our predecessor has a limited history of operations and a history of operating losses. Consequently, our future earnings and cash flows, if any, may be volatile, resulting in future losses and uncertainty about our ability to fulfil our obligations under the Bonds including honoring redemption requests of the Bonds.

We are a company with a limited history, which makes it difficult to accurately forecast our earnings and cash flows. While we have a limited operating history, our predecessor, Lighthouse Life Solutions, LLC had a net loss of approximately $858,856 and $2.6 million, for the fiscal years ended September 30, 2018 and 2019. Our limited history, our history of operating losses and the evolving nature of our market make it likely that there are risks inherent in our business that are yet to be recognized by us or others, or not fully appreciated, and that could result in us earning less than we anticipate or suffering further losses. As a result of the foregoing, an investment in the Bonds necessarily involves significant uncertainty about the stability of our earnings and cash flows, if any, and, ultimately, our ability to service and repay our debt. Accordingly, there is a significant risk that you could lose your entire investment.

Substantially all of our predecessor’s historical revenues have been generated from one source.

Substantially all our predecessor’s historical revenue has been derived from certain fees and, if any, profit sharing, paid to it pursuant to a Letter Agreement (as defined herein) related to Lighthouse Life Solutions’ acquisition of life insurance policies for the applicable trust series of Merlion Park Trust (the “Merlion Trust”). Although the Merlion Trust has a right of first refusal pursuant to the Letter Agreement (as defined herein). (“See “General Information About Our Company – Business Strategy”), it has no obligation to purchase policies that we originate and in the event the Merlion Trust chooses to no longer purchase policies or purchase fewer policies from us, our revenue would be adversely affected as we cannot guarantee we would be able to earn sufficient revenues from other third-party purchasers, which would limit our ability to fulfill our obligations under the Bonds. However, we are not aware of any intention on the part of Merlion Trust to reduce their historical acquisitions of policies through our company.

We are controlled by our sole member and Bondholders will have no control over changes in our strategies, policies and day-to-day operations, which lack of control increases the uncertainty and risks you face as an investor in the Bonds. In addition, we may change our strategies and operational policies without your approval.

 You should not purchase Bonds unless you are willing to entrust all aspects of the day-to-day management to the board of directors and executive officers of our sole member, LHL Strategies. As a Bondholder, you will not have any voting rights under our operating agreement. Specifically, our sole member is controlled by Michael Freedman, James Dodaro, Andrew Brecher, and Michael Coben, who together also comprise the board of directors of our sole member, and as a result, they will be able to exert significant control over the operations of our sole member, and in turn, the operations of the company.  The board of directors of our sole member has exclusive control over the operations of our company. As a result, we are dependent on the board of directors of our sole member to properly manage our sole member and in turn, the company. None of our sole member, our executive officers or the board of directors of our sole member have any fiduciary duty to bondholders.

LHL Strategies, our sole member, has entered into agreements governing outstanding indebtedness which provide certain consent rights to our sole member’s senior lender which may adversely affect Bondholders.

LHL Strategies and its subsidiaries are subject to certain operating restrictions related to covenants in the agreements governing outstanding indebtedness of LHL Strategies, including a requirement that LHL Strategies’ lender consent to any other financing or creation of any liens on the assets of LHL Strategies or any of its direct or indirect subsidiaries. This consent right is expected to expire with final maturity of LHL Strategies’ indebtedness on May 31, 2024; provided that if the LHL Strategies indebtedness is not fully paid at maturity or is otherwise extended then such consent right will remain in effect until such indebtedness is repaid. While LHL Strategies’ lender has consented to this offering, these consent rights may limit the ability of our company and its subsidiaries to procure future financing which may inhibit the growth of our company or the ability of our company to refinance, if necessary, the Bonds. Further, in the event LHL Strategies was in violation of the aforementioned covenants, it could be subject to litigation with respect to the agreements, which in turn could adversely affect its and its personnel’s ability to manage our company.

The inability of our sole member to hire and retain key personnel could delay or hinder implementation of our business strategies, which could impair our ability to fulfil our obligations under the Bonds and could reduce the value of your investment.

Our success depends to a significant degree upon the contributions of our sole member’s management team and highly skilled personnel. While our sole member has employment agreements with its executive officers, if any of them were to cease their affiliation with our sole member, it may be unable to find suitable replacements, and our operating results could suffer. Competition for highly skilled personnel is intense, our sole member may be unsuccessful in attracting and retaining such highly skilled personnel. If our sole member loses or is unable to obtain the services of highly skilled personnel, the ability of our sole member to facilitate implementation of our strategies could be delayed or hindered, and our ability to pay obligations on the Bonds may be materially and adversely affected.

Material changes in the life settlement market, a relatively new and evolving market, may adversely affect our operating results, business prospects and our ability to repay our obligations under the Bonds.

Our sole business is to originate and acquire life insurance policies through the highly regulated life settlement market for the benefit of third-party purchasers of those policies. The life settlement market is a relatively new and evolving market. The success of our business and our ability to repay the principal and interest on our obligations, including the Bonds, depends in large part on the continued development of the life settlement market, and, in part, the solvency of life insurance companies to pay the face value of the life insurance benefits, both of which will critically impact the performance of the life insurance assets we currently own and acquire in the future. We expect that the development of the life settlement market will primarily be impacted by a variety of factors such as the interpretation of existing laws and regulations, the adoption or amendment of statutes and regulations, and the addressable market. Importantly, all of the factors that we believe will significantly affect the development of the life settlement market are beyond our control. Any material and adverse development in the life settlement market, including the life insurance industry, could adversely affect our operating results, our business prospects and viability, our access to capital, our ability to repay our various obligations, including the Bonds. Because of this, an investment in the Bonds generally involves greater risk as compared to investments offered by companies with more diversified business operations in more established markets.

Our business and prospects may be adversely affected by changes, lack of growth, increased competition or other changes in the life settlement market.

The life settlement market and our operation within the market may be negatively affected by a variety of factors within and beyond our control, including:

●
the inability to receive interest from qualified policyowners in response to our advertising and marketing about life settlements and our company’s services;

●
the inability to receive referral of qualified policyowners from financial professionals, life settlement brokers and providers, third-party advertisers and other intermediaries;

●
the inability to engage with third-party purchasers of the life insurance policies we originate;

●
competition from other companies, including other life settlement companies, life insurance companies (which are larger and more well capitalized than us), and other financial service product providers;

●
negative publicity, misunderstandings and uncertainty about life settlements and the life settlement market by the public and life insurance policyowners; and

●
the adoption or amendment of governmental statutes, regulations or administrative actions that would negatively impact the life settlement market.

The relatively new and evolving nature of the life settlement market in which we operate makes these risks unique and difficult to quantify. Nevertheless, contractions in the life settlement market, whether resulting from general economic conditions, regulatory or legal pressures or otherwise (including regulatory pressures exerted on us or others involved in the life settlement market or involved with participants in that market), could make participation in that market generally less desirable. This could, in turn, depress the prices at which life insurance policies are bought and sold.

Contestability and Validity of Life Insurance Policies.

Life insurance policies that we originate and acquire may be subject to contest by the issuing life insurance company.  If the insurance company successfully contests a policy, the policy will be rescinded and declared void. Additionally, pursuant to our origination agreements and pursuant to state insurance laws and the forms approved for use by state insurance departments, for each of the policies we acquire, we represent that to our knowledge, there were no misrepresentation or fraud by any insured, underlying seller, or person, including insurance agent, broker or producer with respect to that policy. As such, if a policy acquired by the company is deemed to be invalid following the acquisition of the policy by a third-party purchaser, we could be subject to litigation in connection with such origination.

Competition in the Life Settlement Market.

The life settlement market is highly competitive and there are several substantial barriers to prevent new competitors from entering this market.  However, we expect to face competition from existing competitors and new market entrants in the future.  As a result, we may not be able to originate or acquire life settlement policies for third-party purchasers on a commercially viable basis.

Risks related to the origination and acquisition of life settlement policies for the benefit of third-party purchasers; our model relies on a sufficient number of purchasers for the policies we originate and acquire.

Our business model relies on relationships with third-party purchasers that purchase the policies that our company originates and acquires. Our business model requires that we continually develop relationships with third-party purchasers for the life insurance policies that we originate. While we currently have a sufficient number of such purchasers, as we grow, so will our need to develop additional relationships with third-party purchasers. Any lack of relationships with third-party purchasers will have a materially adverse effect on our business, which will limit our ability to continue operating the business and adversely affect our ability to fulfill our obligations under the Bonds to make interest and principal payments to Bondholders.

Changes in the economy, financial and credit markets that affect the overall demand for and ability of investors to finance life insurance policy purchases such as a prolonged economic recession caused by COVID-19 and related factors, rising inflation, continued market volatility and widespread loan defaults among others.

Life insurance policies are a financial asset and, as such, are impacted by macro-economic factors such as the economy, employment, and interest rates to name a few. The availability of credit is also a critical condition that impacts all financial assets including life insurance policies. Additionally, the life settlement market is a relatively new and niche market that comparatively few investors and lenders are aware of. Therefore, any adverse changes in the macro-economic factors that affect the availability of credit broadly may have a disproportionate impact on the life settlement market. This could have the effect of depressing demand or reducing the prices we receive for the life insurance policies we purchase and hold for resale or to maturity. If such conditions persist, it could have a material negative impact on our business, prospects and ability to fulfil the obligations under the bonds.

COVID-19 is a factor that has and could continue to result in the persistence of negative economic conditions that impact our business as described above. However, there remains significant uncertainty about the path of the virus and the pace of future economic growth in addition to the unknown secondary future impacts of these actions (national debt). As such, there can be no assurance that we will be execute our business and funding plans in the midst of COVID-19 and in the future if it persists.

Risks related with purchasing and holding life insurance policies until maturity, including the risk that insureds live longer than we anticipated, the requirement to fund on-going premium payments for a substantial period of time and various operating risks and costs associated with holding life insurance policies.

While our primary business is to originate and acquire life insurance policies for the benefit of third-party purchasers, we may decide to purchase and own a certain number of policies to maturity. While we estimate a rate of return when we purchase the life insurance policy, the actual rate of return cannot be known prior to the mortality of the insured. The longer the insured lives, the lower the rate of return on the life insurance policy will be (and vice versa). The rate of return on any single life insurance policy held to maturity can be substantially less than zero. Additionally, any estimate of life expectancy is based upon available medical and actuarial data at the time of purchase that we generally rely on third parties to provide us with (see “If actuarial assumptions we obtain from third-party providers…”). Life insurance estimates on any single insured are inherently broad (not an exact date of mortality but rather a probability of mortality at any given date in the future) and there can be no assurance of the accuracy of such third-party estimates. We may also rely on alternative methods of obtaining life expectancy estimates including methods created by us or others on our behalf using a smaller or different data and analysis than that typically used in the market today. Additionally, it is possible that advanced in medical treatment and technology will result in insureds living longer than we anticipated at the time of purchase and such changes would have a material negative impact on our portfolio and business. Delays in the collection of the proceeds on a substantial number of life insurance policies we own, caused by the aforementioned or any other reason, could have a material adverse effect on the company’s financial results, which, in turn, may have a material adverse effect on the company’s ability to make payments to Bondholders.

Additionally, widespread cost of insurance rate increases imposed by life insurance companies on life insurance policies that we own will cause us to pay higher premiums for a longer period of time which will materially lower our rate of return. If the company is unable to make premium payments on a life insurance policy it owns due to liquidity issues or for any other reason, the life insurance policy could lapse worthless. Insurers may refuse to pay death benefits on certain life insurance policies on the basis that there was no “insurable interest” on the part of the owner of a life insurance policy at the time such policy was initially purchased. Therefore, we bear the risk that our underwriting procedures do not detect such insurable interest issues at the time of purchase. Finally, the company could incur substantial unplanned expenses in searching for mortality events and locating insureds and could experience substantial delays in collecting death benefits as a result, which would affect our rate of return and our prospects generally. “See “Contestability and Validity of Life Insurance Policies.”

Risks related with purchasing and holding life insurance policies for resale including the risk that we experience negative price changes prior to the sale of the policy resulting in lower realized gains (or realized losses) and less cash received from such sale.

While our primary business is to originate and acquire life insurance policies for the benefit of third-party purchasers and the selling policyowner, we may decide to purchase and own a certain number of policies for later resale to a purchaser. Inherent in this strategy is the risk that a life insurance policy will decline in value while we own it and awaiting sale resulting in lower than anticipated realized gain (or realized losses) and less cash received from the sale of the policy than we anticipated. Declines in value during the holding period can result from changes in life expectancy estimates (either at the policy level or more broadly in the marketplace), cost of insurance rate increases imposed by life insurance companies on life insurance policies that we own, changes in interest rates, credit availability and other changes that affect the desire and ability of a purchaser of a life insurance policy.

Additionally, as our business grows it is likely that we will have a growing number of policies held for sale at any one point in time which will magnify this risk. While we will attempt to lessen this risk by limiting the holding period and engaging additional buyers, there can be no assurance that we will be able to do so. Negative price changes during the holding period could have a material negative impact on our business and ability to meet our obligations under the Bonds.

Our business necessarily requires us to materially rely on information provided or obtained from policyowners, insured individuals and other parties. Delays in obtaining information, failures to provide information, misinformation or negligence in such information from all such third parties could materially and adversely affect our ability to originate and acquire life insurance policies.

The acquisition of each life insurance policy is negotiated based on variables and particular information and facts that are unique to the life insurance policy itself, the policyowner and the individuals insured under each policy. The information and facts we obtain at the time that we are considering the acquisition of a life insurance policy are based, in part, on representations made by the policyowner and insured individuals under a life insurance policy to the insurance company and to our company, and information and facts the insurance company independently obtains related to the policies it issues, including information and representations concerning the health of the individuals insured under such life policies, and whether or not there was insurable interest by the owner of the policy when the policy was issued. Delays in obtaining information, failures to provide information, misinformation or negligence relating to a life insurance policy, the policyowner or individuals insured under such policies could materially and adversely impact the our ability to originate and acquire life insurance policies for the benefit of third-party purchasers and could, in turn, adversely affect our financial condition, results of operations, and the value of our Bonds.

If actuarial assumptions we obtain from third-party providers and rely on to calculate our expected returns on our investments in life insurance policies change, our operating results and cash flow could be adversely affected, as well as our ability to fulfil our obligations under the Bonds.

When we acquire a life insurance policy, the expected internal rate of return we calculate is based upon the probability of an insured’s mortality over an actuarial life expectancy estimate. We presently obtain these estimates from third-party medical-actuarial underwriting companies. In addition to actuarial life expectancies, we rely on a pricing and premium forecasting software model developed by a third-party actuarial firm for the valuation of policies we purchase, future mortality revenues, and the calculation of anticipated internal rates of return. These pricing models forecast the estimated future premiums due as well the future mortalities of insureds. We may also rely on alternative methods of obtaining life expectancy estimates including methods created by us or others on our behalf using a smaller or different data and analysis (referred to as “streamlined underwriting”) than that typically used in the market today. Inaccuracies in methodology or result, or errors and irregularities in receiving and interpreting life expectancy data and analysis received from third parties, could adversely affect our business and our ability to fulfil our obligations under the Bonds.

Our company, the life settlement market and life settlement transactions are subject to state laws and regulations, the amendment or adoption of new laws and regulations, or changes in the interpretation of such laws and regulations, which could negatively affect our business.

Our company, the life settlement market and life settlement transactions may become the subject of new government laws, rules and regulation that may impact our ability to originate and acquire life insurance policies. Our business subjects us to state insurance laws and regulations. States have adopted legislation and regulations from model laws adopted by the National Association of Insurance Commissioners and the National Conference of Insurance Legislators. Today, 43 states have laws and regulations governing life settlement transactions with residents of their states, which laws and regulations generally require, among other things: (a) licensing of purchasers and brokers of life insurance policies; (b) filing and approval of certain forms, agreements and advertising related to the origination and acquisition of a policy, (c) disclosure of certain prescribed information about life settlements, the individual life settlement transaction and other information; and (d) periodic reporting requirements. These state laws and regulations also regulate advertising of life settlements by licensed entities and by third-party advertisers.

State statutes typically provide state regulatory agencies with significant powers to interpret, administer and enforce the laws relating to the purchase of life insurance policies. State regulators have broad discretionary power and may impose new licensing requirements, interpret or enforce existing regulatory requirements in different ways or issue new administrative rules, even if not expressly authorized in statute. State regulators may also impose rules that are generally adverse to our market. We cannot, however, predict what any new regulation would specifically involve.

Any adverse change in laws or regulations, or their interpretation, in one or more states in which we operate could result in the curtailment or termination of our operations in such jurisdictions, or cause us to modify our operations in a way that adversely affects our profitability. Any such action could have a corresponding material and negative impact on our results of operations and financial condition, primarily through a material decrease in revenues, and could also negatively affect our general business prospects which in turn could affect our ability to repay and retire our debt to Bondholders.

If federal or state regulators or courts conclude that the purchase of life insurance policies constitutes, in all cases, a transaction in securities, it could materially impact our company’s ability to originate and acquire life insurance policies for the benefit of third-party purchasers, which could adversely affect our operating results and possibly threaten the viability of our business.

Some states and the SEC, and the Financial Industry Regulatory Authority (FINRA) have, on occasion, sought to regulate the purchase of non-variable universal life insurance policies as securities under federal or state securities laws. In July 2010, the SEC’s Life Settlement Task Force (the “Task Force”) issued a staff report to the SEC on life settlements. In that report, the Task Force recommended that investments in life insurance policies be classified as securities. In addition, the Task Force recommended the SEC propose to Congress to amend the definition of “security” to include investments in life settlements, but stated that the underlying life settlement transaction should be expressly exempt in any federal law, stating the “Task Force Recommends that any amendment to the definition of “security” specifically exclude from federal securities laws the sale of the policy by the insured or original policy owner,” and that the “exclusion could also apply to the sale of a variable life insurance policy by the insured or original policy owner.” Neither the SEC nor Congress has taken any position on recommendation of the Task Force, and there is no indication if the SEC will take or advocate for any action to implement the recommendations of the Task Force. In addition, there have been several federal court cases in which transactions involving the purchase and investment of life insurance contracts have been held to be transactions in securities under the federal Securities Act of 1933. We believe that the matters discussed in the Task Force report to the SEC, and existing case law, do not presently impact our current business model since our purchases of life settlements are currently distinguishable from those cases that have been held by common law, laws or regulations to be transactions in securities.

With respect to state securities laws, almost all states currently treat the investment in a life insurance policy as a securities transaction under state laws, although a number of states exclude the sale of the policy by the original policy owner as a security, either by statute, administrative or regulatory decree, or common law. To date, due to the manner in which we conduct and structure our activities and the availability, in certain instances, of exceptions and exemptions under those state laws, such laws have not adversely impacted our business model.

As a practical matter, the widespread application of federal securities laws to our purchases of life insurance policies, either through the expansion of the definition of a “security” to include the underlying sale of the policy, the expansion of the types of transactions in life insurance policies that would constitute transactions in “securities,” or the elimination or limitation of available exemptions and exceptions (whether by statutory change, regulatory change, or administrative or court interpretation) could burden us and other companies operating in the life settlement market, which could be material and could threaten the viability of our business and our ability to satisfy our obligations as they come due, including obligations under our Bonds.

A determination that we are an unregistered investment company would have serious adverse consequences.

A determination that we or any of our subsidiaries is an unregistered investment company under the Investment Company Act of 1940 (the “1940 Act”) would have serious adverse consequences. We do not believe we are currently operating or intend to operate as an investment company under the 1940 Act because we do not invest, reinvest or trade in “securities” and do not hold investment securities exceeding 40% of our total assets.  The 1940 Act does not expressly define life insurance policies as “securities”, and, additionally, Section 3(a)(8) of the Securities Act indicates that act does not apply to  “[a]ny insurance or endowment policy or annuity contract or optional annuity contract, issued by a corporation subject to the supervision of the insurance commissioner, bank commissioner, or any agency or officer performing like functions, of any State or Territory of the United States or the District of Columbia.”  Our policies fall into such categories.  While not contained in the express definition of securities, life insurance policies, in certain circumstances, may be considered “investment contracts” and therefore “securities” under the four-part test outlined in SEC v. W.J. Howey Co., 328 U.S. 293 (1946).  The Company does not believe the life insurance policies it acquires and sells constitute “securities” under the “investment contract” analysis because d the Company purchases, holds and sells only whole unaltered non-variable life insurance policies, and does not fractionalize interests in those policies in the course of raising capital or consummating purchases of such policies.  However, any alteration of the statutory or case law definition of securities as applicable to life insurance policies could render us an investment company under the 1940 Act. We do not believe we could operate our business effectively as a registered investment company. As a result, we would have to change our operations so as not to be an investment company. Changes could include refraining from raising capital, including debt capital as sought in this offering, and changing the types of products and services that we provide. Furthermore, if at any time it were established that we or any of our subsidiaries had been operating as an investment company in violation of the registration requirements of the 1940 Act, there would be a risk, among other material adverse consequences, that such company: (i) could become subject to SEC enforcement and investigation, monetary penalties or injunctive relief, or both and (ii) may be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with such company undertaken during the period in which it was established that such company was an unregistered investment company. Such developments would be likely to have material and adverse consequences for us.

Privacy Law Risks.

Privacy laws may limit the information available to the company about the policies, policyowners and individuals insured under the policies we originate and acquire.  Incomplete or inaccurate information regarding the policies, policyowners and insureds can cause the company to originate and acquire life insurance policies that we would not have had the information been known to the company.
The continuing spread of a new strain of coronavirus (also known as the COVID-19 virus) may adversely affect our ability to generate revenues.

The World Health Organization has declared the spread of the COVID-19 virus a global pandemic, and the President of the United States has declared a national state of emergency in the United States in response to the outbreak. Considerable uncertainty still surrounds the COVID-19 virus and its potential effects, and the extent of and effectiveness of any responses taken on a national and local level. However, measures taken to limit the impact of this coronavirus, including social distancing and other restrictions on travel, congregation and business operation have already resulted in significant negative short-term economic impacts. The long-term impact of this coronavirus on the U.S. and world economies remains uncertain, but can result in long term infrastructure and supply chain disruption, as well as dislocation and uncertainty in the financial markets that could significantly and negatively impact the global, national and regional economies, the length and breadth of which cannot currently be predicted. Possible negative impacts on our ability to originate and acquire life insurance policies include significant delays by life insurance companies to responding to requests for information necessary to acquire life insurance policies, cost of insurance rate increases imposed by life insurance companies on life insurance policies.

Any cybersecurity-attack or other security breach of our technology systems, or those of third-party vendors we rely on, could subject us to significant liability and harm our business operations and reputation.

Cybersecurity attacks and security breaches of our technology systems, including those of our clients and third-party vendors, may subject us to liability and harm our business operations and overall reputation. Our operations rely on the secure processing, storage and transmission of confidential and other information in its computer systems and networks. Threats to information technology systems associated with cybersecurity risks and cyber incidents continue to grow, and there have been a number of highly publicized cases involving financial services companies, consumer-based companies and other organizations reporting the unauthorized disclosure of client, customer or other confidential information in recent years. Cybersecurity risks could disrupt our operations, negatively impact our ability to compete and result in injury to our reputation, downtime, loss of revenue, and increased costs to prevent, respond to or mitigate cybersecurity events. Although we have developed, and continue to invest in, systems and processes that are designed to detect and prevent security breaches and cyber-attacks, our security measures, information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions that could result in unauthorized disclosure or loss of sensitive information; damage to our reputation; the incurrence of additional expenses; additional regulatory scrutiny or penalties; or our exposure to civil or criminal litigation and possible financial liability, any of which could have a material adverse effect on our business, financial condition and results of operations.

USE OF PROCEEDS

 We estimate that the net proceeds we will receive from this offering will be $45,000,000 if we raise the Maximum Offering Amount, after deducting selling commissions and fees payable to our managing broker-dealer and Selling Group Members, and accounting for the O&O Expense.

We plan to use substantially all of the net proceeds from this offering on general corporate purposes, including expenses related to originating and acquiring life insurance policies, as described in more detail below. The table below demonstrates our anticipated uses of offering proceeds, but the table below does not require us to use offering proceeds as indicated. Our actual use of offering proceeds will depend upon market conditions, among other considerations. The numbers in the table are approximate.

The net proceeds from the offering will be used to fund marketing, advertising, systems and personnel costs associated with originating and acquiring life insurance policies for the benefit of or resale to third party purchasers, the purchase and ownership of life insurance policies, and the debt service obligations on the Bonds. We anticipate that distributions of cash will be made from us to LHL Strategies in accordance with our operating agreement, in amounts as determined by LHL Strategies, as our sole member, and that such amounts will be at least sufficient to pay the overhead expenses and other liabilities of our sole member. A portion of the net proceeds from the Offering will also be used for corporate overhead and administrative costs associated with the aforementioned.

	Maximum Offering Amount*
	Bonds(7)		Class A Bonds(8)
	Amount	Percent	Amount	Percent
Gross offering proceeds	$50,000,000	100%	$50,000,000	100%
Less offering expenses:
Selling commissions (1)	$2,350,000	4.70%	$2,500,000	5.00%
Managing broker-dealer fee (2)	$1,000,000	2.00%	$1,000,000	2.00%
Reallowance (3)	$500,000	1.00%	$500,000	1.00%
Wholesaling Fee (4)	$150,000	0.30%	$0	0.00%
O&O Expenses (5)	$1,000,000	2.00%	$1,000,000	2.00%

Net Proceeds (6)	$45,000,000	90.00%	$45,000,000	90.00%

*Amounts and percentages may vary from the above, provided that Selling Commission and expenses will not exceed 8.0% of gross offering proceeds of either the Class A Bonds or the Class B Bonds.

(1)
This includes (a) selling commissions of (i) 5.00% of gross offering proceeds on the sale of Class A Bonds and (ii) 4.50% of gross offering proceeds on the sale of Class B Bonds, (b) a managing broker-dealer fee of up to 2.00% of the gross proceeds of the offering, (c) a reallowance 1.00% of gross proceeds from the certain sales of the Bonds, and (d) Wholesaling Fee of 0.50% of gross offering proceeds on the sale of Class B Bonds. See “Use of Proceeds” and “Plan of Distribution” for more information.

(2)
We will pay a managing broker-dealer fee of up to 2.00% of the gross offering proceeds on the sale of Class A Bonds or Class B Bonds.

(3)
We will pay a reallowance of 1.00% on the sale of both Class A and Class B Bonds.

(4)
We will pay a wholesaling fee of 0.50% on the sale of Class B Bonds only.

(5)
Accounts for estimated organizational and offering expenses in the amount of 2.00% of gross proceeds, which will be paid from the Offering and include legal, accounting, transfer agent, printing and other services related to the organization of our company and this Offering.

(6)
Net proceeds will also be used on general corporate purposes, including distribution to our sole member for the payment of its expenses and liabilities related to the formation of our business and other expenses related to originating and acquiring life insurance policies, marketing and advertising life settlements, and paying interest and principal on the Bonds.

(7)
This assumes we sell the Maximum Offering Amount comprised of $20,000,000 in Class A Bonds and $30,000,000 in Class B Bonds.

(8)
This assumes we sell the  Maximum Offering Amount of $50,000,000 comprised solely of Class A Bonds.

The following table presents our projected use of proceeds based on a raise equal to 100%, 75%, 50% and 25% of the Maximum Offering Amount. If we do not achieve the maximum offering amount, we will proportionately reduce our expenses, provided that we will continue to make distributions to pay off any indebtedness of our sole member out of the first $10 million in proceeds.

	$45,000,000		$33,750,000		$22,500,000		$11,250,000
Percent of Maximum Offering Amount	100%		75%		50%		25%
	Dollars	%	Dollars	%	Dollars	%	Dollars	%
Marketing/Advertising	9,610,000	21.4%	8,649,000	25.6%	6,438,700	28.6%	3,844,000	34.2%
Personnel Costs	7,640,000	17.0%	6,876,000	20.4%	5,118,800	22.8%	3,056,000	27.2%
Other Operating Expenses	3,590,000	8.0%	3,231,000	9.6%	2,405,300	10.7%	1,436,000	12.8%
Servicing Of Debt	2,550,000	5.7%	2,023,000	6.0%	1,491,000	6.6%	959,000	8.5%
Purchase and Ownership of Policies	6,750,000	15.0%	3,375,000	10.0%	0	0.0%	0	0.0%
Total Used	30,140,000	67.0%	24,154,000	71.6%	15,453,800	68.7%	9,295,000	82.6%

Not Used	14,860,000	33.0%	9,596,000	28.4%	7,046,200	31.3%	1,955,000	17.4%

% of Maximum Offering Amount	100%		75%		50%		25%

Spending Reduction due lack of funds raised	0%		10%		33%		60%
Percent of Raise for Purchases	15%		10%		0%		0%

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PLAN OF DISTRIBUTION

Who May Invest

As a Tier II, Regulation A offering, investors must comply with the 10% limitation on investment in the offering, as prescribed in Rule 251. The only investor in this offering exempt from this limitation is an accredited investor, an "Accredited Investor," as defined under Rule 501 of Regulation D. If you meet one of the following tests you qualify as an Accredited Investor:

(i)
You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)
You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase the Bonds (please see below on how to calculate your net worth);

(iii)
You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv)
You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Bonds, with total assets in excess of $5,000,000;

(v)
You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940, as amended, the Investment Company Act, or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi)
You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii)
You are a trust with total assets in excess of $5,000,000, your purchase of the Bonds is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Bonds; or

(viii)
You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser's revenue or net assets (as of the purchaser's most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser's annual income or net worth (please see below on how to calculate your net worth).

Upon maturity, and subject to the terms and conditions described in this offering circular, the Bonds will be automatically renewed at the same interest rate and for the same term, unless redeemed upon maturity at our or your election. Each such renewal would constitute a new offering for the purpose of the registration requirements of the Securities Act and, as such, would be either registered or conducted pursuant to an exemption from registration.

NOTE: For the purposes of calculating your net worth, Net Worth is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the donor or grantor is the fiduciary and the fiduciary directly or indirectly provides funds for the purchase of the Bonds.

Determination of Suitability

The Selling Group Members and registered investment advisors recommending the purchase of Bonds in this offering have the responsibility to make every reasonable effort to determine that your purchase of Bonds in this offering is a suitable and appropriate investment for you based on information provided by you regarding your financial situation and investment objectives. In making this determination, these persons have the responsibility to ascertain that you:

●
meet the minimum income and net worth standards set forth under “Plan of Distribution – Who May Invest ” above;

●
can reasonably benefit from an investment in the Bonds based on your overall investment objectives and portfolio structure;

●
are able to bear the economic risk of the investment based on your overall financial situation;

●
are in a financial position appropriate to enable you to realize to a significant extent the benefits described in this offering circular of an investment in the Bonds; and

●
have apparent understanding of:

●
the fundamental risks of the investment;

●
the risk that you may lose your entire investment;

●
the lack of liquidity of the Bonds;

●
the restrictions on transferability of the Bonds; and

●
the tax consequences of your investment.

Relevant information for this purpose will include at least your age, investment objectives, investment experience, income, net worth, financial situation, and other investments as well as any other pertinent factors. The Selling Group Members and registered investment advisors recommending the purchase of Bonds in this offering must maintain, for a six-year period, records of the information used to determine that an investment in Bonds is suitable and appropriate for you.

The Offering

We are offering a maximum offering amount of $50,000,000 aggregate principal amount of the Class A Bonds and Class B Bonds to the public through our managing broker-dealer at a price of $1,000 per Bond. Sales of Class B Bonds are limited to $30,000,000, in the aggregate.

We have arbitrarily determined the selling price of the Bonds and such price bears no relationship to our book or asset values, or to any other established criteria for valuing issued or outstanding Bonds.

The Bonds are being offered on a “best efforts” basis, which means generally that our managing broker-dealer is required to use only its best efforts to sell the Bonds and it has no firm commitment or obligation to purchase any of the Bonds. The offering will continue until the offering termination. We will conduct closings on the first and third Thursday of each month assuming there are funds to close, until the offering termination. If either day falls on a weekend or holiday, the closing will be conducted on the next business day. Once a subscription has been submitted and accepted by the company, an investor will not have the right to request the return of its subscription payment prior to the next closing date. If subscriptions are received on a closing date and accepted by the company prior to such closing, any such subscriptions will be closed on that closing date. If subscriptions are received on a closing date but not accepted by the company prior to such closing, any such subscriptions will be closed on the next closing date. It is expected that settlement will occur two business days following each closing date. Two business days after the closing date, offering proceeds for that closing will be disbursed to us and the Bonds purchased will be issued to the investors in the offering. If the company is dissolved or liquidated after the acceptance of a subscription, the respective subscription payment will be returned to the subscriber. The offering is being made on a best-efforts basis through IAA, our underwriter and managing broker-dealer.

Managing Broker-Dealer and Compensation We Will Pay for the Sale of the Bonds

Our managing broker-dealer will receive (a) selling commissions of 5.00% of gross offering proceeds on the sale of the Class A Bonds and 4.50% on the sale of Class B Bonds, and (b) a managing broker-dealer fee of up to 2.00% of the gross proceeds of the offering, and (c) a reallowance fee of up to 1.00% of gross offering proceeds on the sale of the Class A Bonds and Class B Bonds, or, collectively, Selling Commissions and Expenses. All Selling Commissions and Expenses will be paid to IAA as our managing broker-dealer, who may reallow all or any portion of the selling commissions and reallowance to Selling Group Members. Selling Commissions and Expenses will not exceed 8.0% of the gross proceeds of either the Class A Bonds or the Class B Bonds. In addition, we may pay a Wholesaling Fee of 0.50% of gross proceeds from the sale of Class B Bonds. Total underwriting compensation to be received by or paid to participating FINRA member broker-dealers, including commissions, managing broker-dealer fee, wholesaling fee, and reallowance fee will not exceed 8% of proceeds raised with the assistance of those participating FINRA member broker-dealers.

Set forth below are tables indicating the estimated compensation and expenses that will be paid in connection with the offering to our managing broker-dealer.

	Per Class A Bond	Maximum Offering Amount	Per Class B Bond	Maximum Offering Amount
Offering:
Price to investor:	$1,000.00	$50,000,000	$1,000	$30,000,000
Less selling commissions:	$50.00	$2,500,000	$45.00	$1,350,000
Less managing broker-dealer fee:	$20.00	$1,000,000	$20.00	$600,000
Less reallowance:	$10.00	$500,000	$10.00	$300,000
Less wholesaling fee:	$0.00	$0.00	$5.00	$150,000
Remaining Proceeds:	$920.00	$46,000,000	$920.00	$27,600,000

We have agreed to indemnify our managing broker-dealer, the Selling Group Members and selected registered investment advisors, against certain liabilities arising under the Securities Act. However, the SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable.

In accordance with the rules of FINRA, the table above sets forth the nature and estimated amount of all items that will be viewed as “underwriting compensation” by FINRA that are anticipated to be paid by us in connection with the offering. The amounts shown assume we sell all the Bonds offered hereby and that all Bonds are sold in the offering with the maximum wholesaling fee, which is the distribution channel with the highest possible selling commissions and fees.

It is illegal for us to pay or award any commissions or other compensation to any person engaged by you for investment advice as an inducement to such advisor to advise you to purchase the Bonds; however, nothing herein will prohibit a registered broker-dealer or other properly licensed person from earning a sales commission in connection with a sale of the Bonds.

Discounts for Bonds Purchased by Certain Persons

We may pay reduced or no selling commissions and/or Managing Broker-Dealer Fees in connection with the sale of Bonds in this offering to:

●	registered principals or representatives of our dealer-manager or a participating broker (and immediate family members of any of the foregoing persons);
●
our employees, officers and directors or those of our manager, or the affiliates of any of the foregoing entities (and the immediate family members of any of the foregoing persons), any benefit plan established exclusively for the benefit of such persons or entities, and, if approved by our board of directors, joint venture partners, consultants and other service providers;

●
clients of an investment advisor registered under the Investment Advisers Act of 1940 or under applicable state securities laws (other than any registered investment advisor that is also registered as a broker-dealer, with the exception of clients who have “wrap” accounts which have asset based fees with such dually registered investment advisor/broker-dealer); or

●	persons investing in a bank trust account with respect to which the authority for investment decisions made has been delegated to the bank trust department.

For purposes of the foregoing, “immediate family members” means such person’s spouse, parents, children, brothers, sisters, grandparents, grandchildren and any such person who is so related by marriage such that this includes “step-” and “-in-law” relations as well as such persons so related by adoption. In addition, participating brokers contractually obligated to their clients for the payment of fees on terms inconsistent with the terms of acceptance of all or a portion of the selling commissions and/or Managing Broker-Dealer Fees may elect not to accept all or a portion of such compensation. In that event, such Bonds will be sold to the investor at a per Bond purchase price, net of all or a portion of selling commissions. All sales must be made through a registered broker-dealer participating in this offering, and investment advisors must arrange for the placement of sales accordingly through the Managing Broker-Dealer. The net proceeds to us will not be affected by reducing or eliminating selling commissions and/or Managing Broker-Dealer Fees payable in connection with sales to or through the persons described above. Purchasers purchasing net of some or all of the selling commissions and Managing Broker-Dealer Fees will receive Bonds in principal amount of $1,000 per Bond purchased.

Either through this offering or subsequently on any secondary market, affiliates of our company may buy bonds if and when they choose. There are no restrictions to these purchases. Affiliates that become Bondholders will have rights on parity with all other Bondholders.

How to Invest

Subscription Agreement

All investors will be required to complete and execute a subscription agreement. The subscription agreement is available from your registered representative or financial adviser and should be delivered to Phoenix American Financial Services, Inc., Attn: Lighthouse Life Service Team, 2401 Kerner Blvd., San Rafael, CA 94901 together with payment in full by check, ACH or wire of your subscription purchase price in accordance with the instructions in the subscription agreement. All checks should be made payable to “Phoenix American Financial Services Inc as trustee for Lighthouse Life Capital, LLC.” We will hold closings on the first and third Thursday of each month assuming there are funds to close. Once a subscription has been submitted and accepted by the company, an investor will not have the right to request the return of its subscription payment prior to the next closing date. If subscriptions are received on a closing date and accepted by the company prior to such closing, any such subscriptions will be closed on that closing date. If subscriptions are received on a closing date but not accepted by the company prior to such closing, any such subscriptions will be closed on the next closing date. It is expected that settlement will occur on the same day as each closing date. If the company is dissolved or liquidated after the acceptance of a subscription, the respective subscription payment will be returned to the subscriber.

By completing and executing your subscription agreement you will also acknowledge and represent that you have received a copy of this offering circular, you are purchasing the Bonds for your own account and that your rights and responsibilities regarding your Bonds will be governed by the indenture and the form of bond certificate each included as an exhibit to this offering circular.

Book-Entry, Delivery and Form

The Bonds purchased through a participant in the Depository Trust Company, or DTC, will be evidenced by global bond certificates deposited with a nominee holder, either DTC or its nominee Cede & Co. Bonds purchased directly will be registered in book-entry form only on the books and records of UMB Bank, N.A. in the name of Phoenix American Financial Services, Inc. as record holder of such Bonds for the benefit of such direct purchasers.

We intend to gain eligibility for the Bonds to be issued and held through the book-entry systems and procedures of DTC prior to the initial closing of the offering and intend for all Bonds purchased through DTC participants to be held via DTC's book-entry systems and to be represented by certificates registered in the name of Cede & Co. (DTC's nominee). For investors not purchasing through a DTC participant, the ownership of such Bonds will be reflected on the books and records of UMB Bank, N.A. in the name of Phoenix American Financial Services, Inc. as record holder of such Bonds for the benefit of such direct purchasers.

So long as nominees, as described above, are the registered owners of the certificates representing the Bonds, such nominees will be considered the sole owners and holders of the Bonds for all purposes and the indenture. Owners of beneficial interests in the Bonds will not be entitled to have the certificates registered in their names, will not receive or be entitled to receive physical delivery of the Bonds in definitive form and will not be considered the owners or holders under the indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a Bond registered to DTC or its nominee must rely on either the procedures of DTC or its nominee on the one hand, and, if such entity is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a Bondholder. A Purchaser owning a Bond directly registered with Phoenix American will directly exercise its rights as a Bondholder.

As a result:

●
all references in this offering circular to actions by Bondholders will refer to actions taken by DTC upon instructions from its direct participants; and

●
all references in this offering circular to payments and notices to Bondholders will refer either to (i) payments and notices to DTC or Cede & Co. for distribution to you in accordance with DTC procedures, or (ii) payments and notices to Bondholders through UMB Bank, N.A. in accordance with their applicable procedures.

The Depository Trust Company

We have obtained the information in this section concerning DTC and its book-entry systems and procedures from sources that we believe to be reliable. The description of the clearing system in this section reflects our understanding of the rules and procedures of DTC as they are currently in effect. DTC could change its rules and procedures at any time.

DTC will act as securities depositary for the Bonds registered in the name of its nominee, Cede & Co., DTC is:

●
a limited-purpose trust company organized under the New York Banking Law;

●
a "banking organization" under the New York Banking Law;

●
a member of the Federal Reserve System;

●
a "clearing corporation" under the New York Uniform Commercial Code; and

●
a "clearing agency" registered under the provisions of Section 17A of the Exchange Act.

DTC holds securities that its direct participants deposit with DTC. DTC facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates.

Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants. Indirect participants of DTC, such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a direct participant.

Purchases of Bonds under DTC's system must be made by or through direct participants, which will receive a credit for the Bonds on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the Bonds are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the Bonds.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

UMB Bank, N.A.

All Bonds purchased by investors prior to DTC eligibility or not through a DTC participant will be registered on the books and records of UMB Bank, N.A. Direct purchasers of Bonds will receive a credit for Bonds on UMB Bank, N.A.’s records. Beneficial owners purchasing this way will receive written confirmation from UMB Bank, N.A., as our Bond registrar, upon closing of their purchases. Transfers of such Bonds will be accomplished by entries made on the books and records of our Bond registrar.

Phoenix American Financial Services, Inc.

All Bonds not purchased through a DTC participant will be registered in book-entry form only on the books and records of UMB Bank, N.A. in the name of Phoenix American Financial Services, Inc. as record holder of such Bonds for the benefit of such direct purchasers. Beneficial owners registered through Phoenix American will receive written confirmation from Phoenix American Financial Services, Inc. upon closing of their purchases. Transfers of Bonds registered to Phoenix American will be accomplished by entries made on the books of UMB Bank, N.A. at the direction of Phoenix American acting on behalf of its beneficial holders.

Book-Entry Format

Under the book-entry format, UMB Bank, N.A., as our paying agent, will pay interest or principal payments to Cede & Co., as nominee of DTC, or to Phoenix American. DTC will forward all payments it receives to the direct participants, who will then forward the payment to the indirect participants or to you as the beneficial owner. Phoenix American will forward payments directly to beneficial owners of Bonds registered to Phoenix American. You may experience some delay in receiving your payments under this system. Neither we, the trustee, nor the paying agent has any direct responsibility or liability for the payment of principal or interest on the Bonds to owners of beneficial interests in the certificates.

DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interest on the Bonds. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the Bonds on your behalf. We and the trustee under the indenture have no responsibility for any aspect of the actions of DTC or any of its direct or indirect participants or of Phoenix American. In addition, we and the trustee under the indenture have no responsibility or liability for any aspect of the records kept by DTC or any of its direct or indirect participants or Phoenix American relating to or payments made on account of beneficial ownership interests in the Bonds or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. We also do not supervise these systems in any way.

The trustee will not recognize you as a Bondholder under the Indenture, and you can only exercise the rights of a Bondholder indirectly through DTC and its direct participants or through Phoenix American, as applicable. DTC has advised us that it will only take action regarding a Bond if one or more of the direct participants to whom the Bond is credited directs DTC to take such action and only in respect of the portion of the aggregate principal amount of the Bonds as to which that participant or participants has or have given that direction. DTC can only act on behalf of its direct participants. Your ability to pledge Bonds, and to take other actions, may be limited because you will not possess a physical certificate that represents your Bonds.

If the global bond certificate representing Bonds is held by DTC, conveyance of notices and other communications by the trustee to the beneficial owners, and vice versa, will occur via DTC. The trustee will communicate directly with DTC. DTC will then communicate to direct participants. The direct participants will communicate with the indirect participants, if any. Then, direct participants and indirect participants will communicate to beneficial owners. Such communications will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

If the global bond certificate representing your Bonds is held by Phoenix American, conveyance of notices and other communications by the trustee to the beneficial owners, and vice versa, will occur via Phoenix American. The trustee will communicate directly with Phoenix American, which will communicate directly with the beneficial owners.

The Trustee

UMB Bank, N.A. has agreed to be the trustee under the indenture. The indenture contains certain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions with us and our affiliates.

The indenture provides that in case an event of default specified in the indenture shall occur and not be cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Bondholder, unless the Bondholder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Resignation or Removal of the Trustee.

The trustee may resign at any time or may be removed by the holders of a majority of the principal amount of then-outstanding Bonds. In addition, upon the occurrence of contingencies relating generally to the insolvency of the trustee, we may remove the trustee, or a court of competent jurisdiction may remove the trustee, upon petition of a holder of certificates. However, no resignation or removal of the trustee may become effective until a successor trustee has been appointed.

We are offering the Bonds pursuant to an exemption to the Trust Indenture Act of 1939, or the Trust Indenture Act. As a result, investors in the Bonds will not be afforded the benefits and protections of the Trust Indenture Act. However, in certain circumstances, the indenture makes reference to the substantive provisions of the Trust Indenture Act.

Registrar and Paying Agent

We have designated UMB Bank, N.A. as paying agent and Phoenix American Financial Services, Inc., a California corporation as co-paying agent in respect of Bonds registered to it as record holder. UMB Bank, N.A. will also act as trustee under the indenture and registrar for the Bonds. As such, UMB Bank, N.A. will make payments on the Bonds to DTC or to Phoenix American (who will forward such payments to the applicable Bondholders). The Bonds will be issued in book-entry form only, evidenced by global certificates, as such, payments are being made to DTC, its nominee or to Phoenix American.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
 General

As of the date of this offering circular, Lighthouse Life Capital, LLC has limited operating history; however, Lighthouse Life Solutions, LLC, one of the two entities whose combined operations are considered our predecessor, was formed and began operations on February 9, 2018. The second entity, Lighthouse Life Direct, was formed and began operations on July 2, 2018. Proceeds from the offering will be applied to general corporate purposes, including expenses related to originating and acquiring life insurance policies, including advertising and marketing, the payment or reimbursement of selling commissions and other fees, expenses and uses as described throughout this offering circular. We will experience a relative increase in liquidity as we receive additional proceeds from the sale of Bonds and a relative decrease in liquidity as we spend net offering proceeds in connection with operation of our company.

The company, including Lighthouse Life Solutions, Lighthouse Life Direct, or any subsidiary, has not entered into any arrangements creating a reasonable probability that we will originate or acquire a certain number of life insurance policies; however, as described in the “Business Strategy – Right of First Refusal” section below, the Merlion Trust, has a right of first refusal for the purchase of all life insurance policies originated by Lighthouse Life Solutions, LLC that meet certain criteria as determined by the trustee acting in a fiduciary capacity as trustee on behalf of the Merlion Trust, in exchange for a fee. This right of first refusal remains active until the Merlion Trust has acquired an aggregate purchase price inclusive of costs on policies it purchases equal to $250 million. Thereafter, Lighthouse Life Solutions, LLC is obligated to submit at least 2,000 policies that meet certain criteria, to the Merlion Trust for potential purchase annually. We are not aware of any intention on the part of Merlion Trust to reduce their historical acquisitions of policies through our company. Until required for the operation of our company or other purposes as described in “Use of Proceeds,” we will keep the net proceeds of this offering in short-term, low risk, highly liquid, interest-bearing investments.

As of September 30, 2019, March 31, 2020 and September 30, 2020, we had sold $6,435,700, $6,689,139 and $24,405,293, respectively, in initial threshold purchase prices of policies to Merlion Trust.

We intend to make reserve allocations as necessary to (i) aid our objective of preserving capital for our investors and (ii) meet the necessary covenants of the Bonds. If reserves and any other available income become insufficient to meet our covenants and cover our operating expenses and liabilities, it may be necessary to obtain additional funds through additional borrowing or the raising of equity capital. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us.

In the twelve months following commencement of the offering, the Company intends to grow its core business of originating and acquiring life insurance policies for the benefit of third-party purchasers of those policies through expanded marketing and advertising of its services.  The Company intends to use the net proceeds of this offering as set forth above under “USE OF PROCEEDS” to accomplish the goal of growing its core business.  We anticipate that if we are successful in raising our Maximum Offering Amount, the net proceeds will satisfy the cash requirements for our anticipated plan of operations for the next six months.  If we raise less than the Maximum Offering Amount, we will adjust our plan of operations in conjunction with the estimated reduction in the deployment of net proceeds as described under “USE OF PROCEEDS” above.

Depending on the timing and amount of proceeds received from the Bonds, the Company plans to expand the Lighthouse Life Settlement Advisor Program, which will include the addition of employees in business development, marketing, sales and support to expand our outreach to financial professionals. The Settlement Advisor Program would add as many as six additional wholesale distribution teams during this period and would be supported by traditional and digital marketing to financial professionals and firms, and media communications.

The Company also plans to develop and launch its first mass media advertising, including television and radio advertising campaigns. Digital, mail and print advertising will be expanded to advertise directly to policyowners and to support the mass media advertising. Other forms of direct advertising directly to policyowners and media relations will also be expanded.

The Company plans to add administrative, operational, sales and technical personnel and services in support of the Company’s anticipated growth.

If the gross proceeds of the offering exceed $25,000,000, the Company intends to begin to purchase policies, subject to the consent of Merlion Trust if such purchasing of policies were to occur before June 1, 2021.

Operating Results

The following discussion represents our predecessor’s performance highlights:

Six Months Ended March 31, 2020

Total revenue for the period was $166,500 compared to $2,500 in the prior year period due to increased policy origination and policy origination fee income.

Total expenses for the period were $2,032,764 compared to the prior year period of $2,033,814. The decrease was primarily related to the tapering off of expenses attributable to initial start-up costs of our predecessor, including:

●
Lower professional fees (decrease of $272,598);

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Lower payroll related costs (decrease of $96,815).

Net Loss for the period was $1,884,649 compared to the prior period of $2,047,915.

While we continue to monitor all aspects of our business, we pay special attention to the origination pipeline which represents life insurance policies in some stage of evaluation for acquisition. Just because a policy is in the pipeline does not mean that it will be acquired and generate revenue for us. In fact, at this relatively early stage our business the origination pipeline is volatile and thus it is currently difficult to arrive at accurate estimates of future originations and related revenue. However, as we continue to grow, we expect that this volatility will decline and the predictability will increase.

Fiscal Year Ended September 30, 2019

Total revenue for the period was $277,275 compared to $0 in the prior year period due to increased policy origination and policy origination fee income.

Total expenses for the period were $2,915,207 compared to the prior year period of $857,979. Expenses increased versus the prior year period firstly because the prior comparative period consists of just under eight months of activity whereas the current comparative period represents a full year. Additionally, even adjusted for the difference in comparative periods, total expenses increased across the board as our predecessor continued to ramp up all aspects of its business and infrastructure.

Net Loss for the period was $2,670,230 compared to the prior year period of $858,856.

Liquidity and Capital Resources

Short-Term Liquidity

Our predecessor had a net loss of $1,884,649 and had negative cash flows from operations of $1,855,278 for the period from October 1, 2019 to March 31, 2020 and a net loss of $2,047,915 and had negative cash flows from operations of $2,021,189 for the six months ended March 30, 2019. Resultingly, we are currently funding our operations from financing. Our sole member has previously funded the Company’s operations using funds from third-party financings. We anticipate funding our future operations using the proceeds of this offering.

As of March 31, 2020, and September 30, 2019, our predecessor had $300,000 in cash on hand.

As of September 30, 2019 and September 30, 2020, our sole member, LHL Strategies, Inc., had $6,418,637 and $12,716,704, respectively, of outstanding debt.

Our management is not aware of any material trends or uncertainties, which may be reasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from our operations.

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GENERAL INFORMATION ABOUT OUR COMPANY

Our Company

Lighthouse Life Capital, LLC, a Delaware limited liability company, was formed on July 8, 2020 to continue and grow the business of our predecessor, to originate and acquire life insurance policies through the highly regulated life settlement market for the benefit of third-party purchasers of those policies. In addition to other sources of revenue described below, our company, through its subsidiaries, receives fees from third-party purchasers and/or a share in the third-party purchaser’s profits on the acquired policy above a certain target return threshold in exchange for our company’s origination services.

A life settlement is the sale of a life insurance policy by a Lawful Policyowner to a Lawful Purchaser of the policy; this includes the sale of life insurance policies insuring the lives of individuals who have been diagnosed as terminally ill or chronically ill, also known as viatical settlements.

Our company does business primarily through its wholly owned subsidiaries, Lighthouse Life Solutions and Lighthouse Life Direct. We acquired Lighthouse Life Solutions and Lighthouse Life Direct from our sole member, LHL Strategies on July 8, 2020. The combined operations of Lighthouse Life Solutions and Lighthouse Life Direct are considered our predecessor.

Through Lighthouse Life Solutions, we originate and acquire life insurance policies from Lawful Policyowners for the benefit of third-party purchasers. We employ a single-brand marketing strategy to market and advertise life settlements (a) to a wide range of financial professionals such as life insurance producers and financial advisors and (b) directly to life insurance policyowners and others. Our marketing and advertising generate leads of life insurance policies for potential acquisition by the company for the benefit of third-party purchasers of those policies.

Our principal executive offices are located at 1100 Hector Street, Suite 415, Conshohocken, PA 19428, and our telephone number is 445-200-5650.

Our company, through its subsidiaries, is an originator of life insurance policies and currently a licensed buyer of policies, known as a life settlement provider, in 22 states. In addition, Lighthouse Life Solutions has mutual relationships with other licensed entities whereby it can refer qualified policyowners to one another, which expands our ability to originate life insurance policies to additional states. Several (eight) states do not require a license to originate and/or acquire life insurance policies. In total, we currently can engage in the origination and/or acquisition of life insurance policies in 39 states, plus the District of Columbia, in which approximately 94 % of the US population resides. Lighthouse Life Solutions currently has applications for life settlement provider licenses pending before a number of states and we expect to continue to apply for and obtain additional life settlement provider licenses in the future.

Lighthouse Life Solutions, receives potential life settlement opportunities from several sources, including:

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Financial professionals (i.e. insurance producers and financial advisors) through the Lighthouse Life Settlement Advisor Program;
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Lighthouse Life Direct, our advertising company, which engages in a full-range of direct-to-consumer marketing and advertising to life insurance policyowners and others; and
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Intermediaries, including licensed life settlement brokers and life settlement providers.

We currently generate revenues from three sources:

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Fees paid by third-party purchasers of policies for originating and acquiring life insurance policies for the benefit of such third-party purchasers. When originating life insurance policies for a fee, we do not use the company’s funds to purchase the policies, and we do not take possession of the policies.
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Fees and, if applicable, profit sharing paid to us for the origination and acquisition of life insurance policies for the benefit of a third-party purchaser, pursuant to the Letter Agreement (as defined herein) with Lighthouse Life Solutions.

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Fees, if applicable, on policies acquired by a third-party purchaser, which policies were originated by Lighthouse Life Direct.

We may, in the future, generate revenues from the following additional sources related to the acquisition of policies for our own benefit using our own funds:

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Proceeds from the sale of life insurance policies originated and purchased by our company and subsequently sold to third-party purchasers of those policies; and
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Death benefits received upon the maturity of life insurance policies owned and held by the company.

Our company is managed by its sole member, LHL Strategies, and its management team, who are also our executive officers., Our management team each has over 18 years of senior management experience in the business of life settlements. Michael D. Freedman, our chief executive officer previously served as president of GWG Holdings, Inc. and its subsidiary life settlement provider, GWG Life, LLC, during which time the company became the second most active company in the industry in the number of policies purchased and the net death benefit of policies purchased2. For 12 years prior, Michael led the life settlement market’s legal and regulatory development at Coventry First LLC (“Coventry”). James J. Dodaro, our chief investment and financial officer, has over 19 years of industry experience and was previously the chief underwriting office for Coventry where he structured and led the company’s efforts in the purchase, management and resale of life insurance policies. Andrew M. Brecher, our chief operating officer, has over 20 years of experience in the life settlement market, specializing in technology and security and was previously the chief information officer at Coventry. Michael L. Coben, our chief distribution and business development officer, has more than 30 years of expertise in building strategic alliances managing successful wholesaling teams in life insurance, annuities and life settlement distribution. For 13 years he led national sales as SVP, National Distribution at Coventry. The company’s founders together with their senior management team have over 100 years of collective experience in life settlements, life insurance and financial services.

We primarily originate and acquire life insurance policies for purchase by third-party purchasers with whom we have entered into agreements to facilitate when an originated policy is approved for acquisition by an applicable third-party purchaser. We intend to enter into similar agreements with other third-party purchasers, as determined by the company. In addition, we have entered into a Letter Agreement (as defined herein) providing the Merlion Trust, with a right of first refusal for the purchase of all life insurance policies originated by the company that meet certain criteria as determined by the trustee acting in a fiduciary capacity as trustee on behalf of the Merlion Trust, in exchange for a fee that is, on average, greater than the company receives from other purchasers. This right of first refusal remains active until the Merlion Trust has acquired an aggregate purchase price inclusive of costs on policies it purchases equal to $250 million. Thereafter, the company is obligated to submit at least 2,000 policies that meet certain criteria to the Merlion Trust for potential purchase annually. In the event the Merlion Trust does not purchase qualifying policies, an affiliate of Merlion Trust, has the right to purchase those policies, whereby the company receives fees and, if any, profits for the origination, acquisition and subsequent sale of life insurance policies owned by the Trading Trust, pursuant to the Letter Agreement.

Historically, 100% of the policies we have originated have been for the immediate benefit of third-party purchasers, whereby the third-party purchasers own funds are used to acquire the policies. The company’s own funds are not used to purchase the policies, and we do not take possession of the policies . We do, however, intend in the future to acquire life insurance policies using our own funds for subsequent sale to third-party purchasers of those policies, but we cannot predict with any certainty what that percentage will be. Additionally, as provided for in the amended and restated Letter Agreement, any acquisitions of policies using the company’s own funds prior to June 1, 2021 are subject to the consent of Merlion Trust.

Employees

Our company has no employees. All of our operations will be performed by employees of LHL Strategies. Currently, LHL Strategies’ only asset is its 100% membership interest in Lighthouse Life Capital, LLC, a member-managed limited liability company. We anticipate that distributions of cash will be made from us to LHL Strategies in accordance with our operating agreement, in amounts as determined by LHL Strategies, as our sole member, and that such amounts will be at least sufficient to pay the overhead expenses and other liabilities of LHL Strategies. As our sole member, LHL Strategies, through its board of directors, will control our company. LHL Strategies and its subsidiaries are subject to certain operating restrictions related to covenants in the agreements governing outstanding indebtedness of LHL Strategies, including a requirement that LHL Strategies’ lender consent to any other financing or creation of any liens on the assets of LHL Strategies or any of its subsidiaries. LHL Strategies’ lender has consented to this offering.
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2 The Deal - Life Settlement League Tables: 2017

As of June 8, 2020, our sole member, LHL Strategies, Inc. had 17 full-time employees, including executive officers. The company is currently a party to employment agreements with each of Messrs. Freedman, Dodaro, Brecher, and Coben, each of which is dated May 31, 2018 (collectively the “Employment Agreements”). The Employment Agreements have an initial three-year term which automatically renews for additional successive one-year periods, unless either the company or the executive provides sixty (60) days prior written notice of their intent to terminate the employment agreement. The Employment Agreements each provide for an initial annual base salary of $300,000 and performance bonuses equal to 15% of the EBTDA of Lighthouse Life Solutions for the trailing twelve (12) months, subject to certain conditions.

Upon termination of any of the Employment Agreements without cause by the company or by the employee for good reason, the company shall pay the employee an amount equal to either 100%, or 200%, where the termination occurs either three months prior to a change of control event or 12 months following a change of control event (the “Applicable Percentage”), multiplied by: (i) the employee’s annual base salary, if the termination takes place during the initial term of the agreement; or (ii) the employee’s annual base salary, plus the highest performance bonus of the preceding three calendar years. Upon Termination of any of the Employment Agreements with cause by the company or without good reason by the employee, the employee is not entitled to any payment, except benefits and unreimbursed business expenses.

 Market Opportunity

A life settlement is the sale of a life insurance policy by the Lawful Policyowner to a Lawful Purchaser of the policy; this includes the sale of life insurance policies insuring the lives of individuals who have been diagnosed as terminally ill or chronically ill, also known as viatical settlements.

  U.S. life insurance policyowners have the protected property right to sell their life insurance policies, with the U.S. Supreme Court affirming that right, in 1911, stating “life insurance has become in our days one of the best recognized forms of investment and self-compelled saving. So far as reasonable safety permits, it is desirable to give to life policies the ordinary characteristics of property … “[t]o deny the right to sell except to persons having such an [insurable] interest is to diminish appreciably the value of the contract in the owner’s hands.” Grigsby v. Russell, 222 U.S. 149 (1911). This property right to sell a life insurance policy has been established and upheld by federal and state courts and state legislatures dating back to the mid-1800s and reaffirmed as recently as 2020. State laws regulating life settlements are in force in 43 states, covering over 90% of the U.S. population.

Life settlements provide a valuable option to policyowners who no longer need, want, or can afford to maintain their life insurance policies. The vast majority of policyowners lapse or surrender their policies back to the insurance company and receive either no value or very little value after having paid premiums on the policy for years and even decades. When a policyowner terminates a policy, the value created through years of premium payments are captured by the insurance company and not the policyowner. A life settlement, however, allows the policyowner to sell the life insurance policy for its market value and, in return, receive an amount that averages four or more times greater than the cash surrender value that would be paid by the insurance company, as documented in government and university studies and as reported by the National Association of Insurance Commissioners.

Life insurance policies are among many families’ most valuable assets, with 138 million individual life insurance policies, with a total face amount of over $12 trillion, in force in 2018. Yet fewer than one in ten policies (by face amount) ever pay a death benefit, with over 90 percent ending in a lapse or surrender. In 2018, 7.7 million policies, with an aggregate face amount of $570 billion, lapsed, for which policyowners received nothing. That lapse rate that was 40% higher than just five years earlier, and, for retirees, the lapse rate is 25% higher than for policyholders generally.3

Conning, a leading investment management company for the global insurance industry, in October 2019 stated that “Life settlements continue to attract investor interest as an alternative asset class in 2019 and into 2020. Looking ahead, investor interest is likely to translate into steady growth in new life settlements. That growth also reflects the combination of demographics and heightened consumer awareness. Conning estimated that the average gross market potential each year from 2019 through 2028 is $212 billion in life insurance policy death benefits that qualify for a life settlement, and the average net market potential will be $170 billion during that same period.4

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3 American Council of Life Insurers (ACLI) 2019 Fact Book.
4 Life Settlements: A Market Takes Off: 2019, Conning, October 1, 2019

Business Strategy

Our approach to our business is to originate and acquire life insurance policies primarily for the benefit of third-party purchasers, and to capitalize on the relatively untapped market of mid-sized life insurance policies, generally viewed as life insurance policies with death benefits between $100,000 and $1,000,000. In 2018, 2,587 life settlement transactions totaling $3.8 billion in net death benefits were purchased with the average size of the policies purchased of $1.47 million dollars of death benefit. In 2019, 2,878 life settlement transactions totaling $4.4 billion in net death benefits were purchased. The average size of the policies in these life settlement transactions during 2018 and 2019 was approximately $1.5 million per policy, leaving the mid-sized policy market substantially untapped. Conning, an insurance investment research company, estimates that the annual gross market potential for policies that could qualify for a life settlement is greater than $200 billion each year for the next 10 years and that the net market potential is projected to be as much as $185 billion over that same period. As such, we intend to originate and acquire policies and will focus on mid-sized policies ranging from $100,000 to up to $1,000,000 in death benefits.

Lighthouse Life Solutions, receives referrals of potential life settlement opportunities from several sources, including:

●
Financial professionals (i.e. insurance producers and financial advisors) through the Lighthouse Life Settlement Advisor Program;
●
Lighthouse Life Direct, our advertising company which engages in a full-range of direct-to-consumer marketing and advertising; and
●
Intermediaries, including licensed life settlement brokers and life settlement providers.

We currently generate revenues from three sources:

●
Fees paid by third-party purchasers of policies for originating and acquiring life insurance policies for the benefit of such third-party purchasers. When originating life insurance policies for a fee, we do not use the company’s funds to purchase the policies, and we do not take possession of the policies.
●
Fees and, if applicable, profit sharing paid to us for the origination and acquisition of life insurance policies for the benefit of a third-party purchaser, pursuant to the Letter Agreement (as defined herein) with Lighthouse Life Solutions.
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Fees, if applicable, on policies acquired by a third-party purchaser, which policies were originated by Lighthouse Life Direct.

We intend to generate revenues in the future from the following additional sources related to the acquisition of policies for our own benefit using our own funds:

●
Proceeds from the sale of life insurance policies originated and purchased by our company and subsequently sold to third-party purchasers; and
●
Death benefits received upon the maturity of life insurance policies owned by the Company.

Right of First Refusal

We primarily originate life settlements for the benefit of third-party purchasers, including asset managers, with whom we have entered into origination agreements to facilitate purchase transactions when an originated a life insurance policy is approved for acquisition by an applicable investor. We currently have origination agreements with five third-party purchasers in the life settlement market. In addition to our origination agreements, we have entered into an amended and restated letter agreement dated September 24, 2020 (the “Letter Agreement”) providing the right of first refusal to the Merlion Trust. Pursuant to the Letter Agreement, prior to selling or permitting the sale of any of the policies which meet certain criteria as determined by the Merlion Trust, we must first submit those policies to the Merlion Trust for potential purchase. The right of first refusal will continue until the Merlion Trust has acquired an aggregate purchase price inclusive of costs on policies it purchases equal to $250 million. Thereafter, at least 2,000 policies that meet certain criteria as determined by the Merlion Trust, must be submitted to the Merlion Trust for potential purchase annually. The Merlion Trust, upon written notice prior to the end of the end of the term of the Letter Agreement, may extend the right of first refusal for an additional five-year period with respect to at least $150 million in face-value of policies annually. We are not aware of any intention on the part of Merlion Trust to reduce their historical acquisitions of policies through our company.

We are free to acquire policies for the benefit of other third-party purchasers which are either not qualifying policies for submission to the Merlion Trust or those policies which are rejected by the Merlion Trust to other third-party purchasers, and in the future, the company may purchase such policies itself, subject to certain conditions as described in the Letter Agreement.

Liquidity

Our ability to pay back our bonds at maturity or fund any redemption, whether at the option of a bondholder or upon death, disability or bankruptcy, will be solely dependent on our operations or the availability of other financing. We are not required to establish a sinking fund or reserve for the redemption of Bonds or their repayment at maturity.  Further, no trading market exists for the Bonds and we do not expect one to develop.  As a result, it is unlikely that the Bonds will be readily marketable.  See “RISK FACTORS - There is no established trading market for the Bonds and we do not expect one to develop. Therefore, Bondholders may not be able to resell them for the price that they paid or sell them at all.”    Our sole member has not previously offered a direct participation program and, therefore, has no liquidity history available for review.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the Bonds, but does not purport to be a complete analysis of all potential tax consequences. The discussion is based upon the Code, current, temporary and proposed U.S. Treasury regulations issued under the Code, or collectively the Treasury Regulations, the legislative history of the Code, IRS rulings, pronouncements, interpretations and practices, and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a Bondholder. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such Bondholder’s particular circumstances or to Bondholders subject to special rules, including, without limitation:

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a broker-dealer or a dealer in securities or currencies;

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an S corporation;

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a bank, thrift or other financial institution;

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a regulated investment company or a real estate investment trust;

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an insurance company

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a tax-exempt organization;

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a person subject to the alternative minimum tax provisions of the Code;

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a person holding the Bonds as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction;

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a partnership or other pass-through entity;

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a person deemed to sell the Bonds under the constructive sale provisions of the Code;

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a U.S. person whose “functional currency” is not the U.S. dollar; or

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a U.S. expatriate or former long-term resident.

In addition, this discussion is limited to persons that purchase the Bonds in this offering for cash and that hold the Bonds as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the effect of any applicable state, local, non-U.S. or other tax laws, including gift and estate tax laws.

As used herein, “U.S. Holder” means a beneficial owner of the Bonds that is, for U.S. federal income tax purposes:

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an individual who is a citizen or resident of the U.S.;

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a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons that have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds the Bonds, the tax treatment of an owner of the entity generally will depend upon the status of the particular owner and the activities of the entity. If you are an owner of an entity treated as a partnership for U.S. federal income tax purposes, you should consult your tax advisor regarding the tax consequences of the purchase, ownership and disposition of the Bonds.

We have not sought and will not seek any rulings from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the Bonds or that any such position would not be sustained.

THIS SUMMARY OF MATERIAL FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS, POTENTIAL CHANGES IN APPLICABLE TAX LAWS AND THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS, AND ANY TAX TREATIES.

U.S. Holders

Interest

U.S. Holder generally will be required to recognize and include in gross income any stated interest as ordinary income at the time it is paid or accrued on the Bonds in accordance with such holder’s method of accounting for U.S. federal income tax purposes.

Sale or Other Taxable Disposition of the Bonds

A U.S. Holder will recognize gain or loss on the sale, exchange, redemption (including a partial redemption), retirement or other taxable disposition of a Bond equal to the difference between the sum of the cash and the fair market value of any property received in exchange therefore (less a portion allocable to any accrued and unpaid stated interest, which generally will be taxable as ordinary income if not previously included in such holder’s income) and the U.S. Holder’s adjusted tax basis in the Bond. A U.S. Holder’s adjusted tax basis in a Bond (or a portion thereof) generally will be the U.S. Holder’s cost therefore decreased by any payment on the Bond other than a payment of qualified stated interest. This gain or loss will generally constitute capital gain or loss. In the case of a non-corporate U.S. Holder, including an individual, if the Bond has been held for more than one year, such capital gain may be subject to reduced federal income tax rates. The deductibility of capital losses is subject to certain limitations.

Medicare Tax

Certain individuals, trusts and estates are subject to a Medicare tax of 3.8% on the lesser of (i) ”net investment income,” or (ii) the excess of modified adjusted gross income over a threshold amount. Net investment income generally includes interest income and net gains from the disposition of Bonds, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders are encouraged to consult with their tax advisors regarding the possible implications of the Medicare tax on their ownership and disposition of Bonds in light of their individual circumstances.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and backup withholding when such holder receives interest and principal payments on the Bonds or proceeds upon the sale or other disposition of such Bonds (including a redemption or retirement of the Bonds). Certain holders (including, among others, corporations and certain tax-exempt organizations) generally are not subject to information reporting or backup withholding. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and:

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such holder fails to furnish its taxpayer identification number, or TIN, which, for an individual is ordinarily his or her social security number;

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the IRS notifies the payor that such holder furnished an incorrect TIN;

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in the case of interest payments such holder is notified by the IRS of a failure to properly report payments of interest or dividends;

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in the case of interest payments, such holder fails to certify, under penalties of perjury, that such holder has furnished a correct TIN and that the IRS has not notified such holder that it is subject to backup withholding; or

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such holder does not otherwise establish an exemption from backup withholding.

A U.S. Holder should consult its tax advisor regarding its qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability or may be refunded, provided the required information is furnished in a timely manner to the IRS.

Non-U.S. Holders are encouraged to consult their tax advisors.

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ERISA CONSIDERATIONS

The following is a summary of material considerations arising under ERISA and the prohibited transaction provisions of the Code that may be relevant to a prospective investor, including plans and arrangements subject to the fiduciary rules of ERISA and plans or entities that hold assets of such plans (“ERISA Plans”); plans and accounts that are not subject to ERISA but are subject to the prohibited transaction rules of Section 4975 of the Code, including IRAs, Keogh plans, and medical savings accounts (together with ERISA Plans, “Benefit Plans” or “Benefit Plan Investors”); and governmental plans, church plans, and foreign plans that are exempt from ERISA and the prohibited transaction provisions of the Code but that may be subject to state law or other requirements, which we refer to as Other Plans. This discussion does not address all the aspects of ERISA, the Code or other laws that may be applicable to a Benefit Plan or Other Plan, in light of their particular circumstances.

In considering whether to invest a portion of the assets of a Benefit Plan or Other Plan, fiduciaries should consider, among other things, whether the investment:

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will be consistent with applicable fiduciary obligations;

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will be in accordance with the documents and instruments covering the investments by such plan, including its investment policy;

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in the case of an ERISA plan, will satisfy the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA, if applicable, and other provisions of the Code and ERISA;

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will impair the liquidity of the Benefit Plan or Other Plan;

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will result in unrelated business taxable income to the plan; and

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will provide sufficient liquidity, as there may be only a limited or no market to sell or otherwise dispose of our Bonds.

ERISA and the corresponding provisions of the Code prohibit a wide range of transactions involving the assets of the Benefit Plan and persons who have specified relationships to the Benefit Plan, who are “parties in interest” within the meaning of ERISA and, “disqualified persons” within the meaning of the Code. Thus, a designated plan fiduciary of a Benefit Plan considering an investment in our shares should also consider whether the acquisition or the continued holding of our shares might constitute or give rise to a prohibited transaction. Fiduciaries of Other Plans should satisfy themselves that the investment is in accord with applicable law.

Section 3(42) of ERISA and regulations issued by the Department of Labor, or DOL, provide guidance on the definition of plan assets under ERISA. These regulations also apply under the Code for purposes of the prohibited transaction rules. Under the regulations, if a plan acquires an equity interest in an entity which is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act, the plan’s assets would include both the equity interest and an undivided interest in each of the entity’s underlying assets unless an exception from the plan asset regulations applies

We do not believe the DOL’s plan assets guidelines apply to our Bonds or our company because our Bonds are debt securities and not equity interests in us.

If the underlying assets of our company were treated by the Department of Labor as “plan assets,” the management of our company would be treated as fiduciaries with respect to Benefit Plan Bondholders and the prohibited transaction restrictions of ERISA and the Code could apply to transactions involving our assets and transactions with “parties in interest” (as defined in ERISA) or “disqualified persons” (as defined in Section 4975 of the Code) with respect to Benefit Plan Bondholders. If the underlying assets of our company were treated as “plan assets,” an investment in our company also might constitute an improper delegation of fiduciary responsibility to our company under ERISA and expose the ERISA Plan fiduciary to co-fiduciary liability under ERISA and might result in an impermissible commingling of plan assets with other property.

If a prohibited transaction were to occur, an excise tax equal to 15% of the amount involved would be imposed under the Code, with an additional 100% excise tax if the prohibited transaction is not “corrected.” Such taxes will be imposed on any disqualified person who participates in the prohibited transaction. In addition, other fiduciaries of Benefit Plan Bondholders subject to ERISA who permitted such prohibited transaction to occur or who otherwise breached their fiduciary responsibilities, could be required to restore to the plan any losses suffered by the ERISA Plan or any profits realized by these fiduciaries as a result of the transaction or beach. With respect to an IRA or similar account that invests in our company, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiary, would cause the IRA to lose its tax-exempt status. In that event, the IRA or other account owner generally would be taxed on the fair market value of all the assets in the account as of the first day of the owner’s taxable year in which the prohibited transaction occurred.

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DESCRIPTION OF BONDS

This description sets forth certain terms of the Bonds that we are offering pursuant to this offering circular. In this section we use capitalized words to signify terms that are specifically defined in the Indenture, by and between us and UMB Bank, N.A., as trustee, or the trustee. We refer you to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used in this offering circular for which no definition is provided.

Because this section is a summary, it does not describe every aspect of the Bonds or the indenture. We urge you to read the indenture carefully and in its entirety because that document and not this summary defines your rights as a Bondholders. Please review a copy of the indenture. The indenture is filed as an exhibit to the offering statement, of which this offering circular is a part, at www.sec.gov. You may also obtain a copy of the indenture from us without charge. See “Where You Can Find More Information” for more information. You may also review the indenture at the trustee’s corporate trust office at 928 Grand Blvd., 12th Floor, Kansas City, Missouri 64106.

Ranking

The Bonds are senior unsecured indebtedness of our company. They rank equally with our other senior unsecured indebtedness structurally subordinated to all indebtedness of our subsidiaries. The Bonds would rank junior to any of our secured indebtedness.

Interest and Maturity

The Class A Bonds and Class B Bonds will each be offered serially, over a maximum period of two years, starting from the date of qualification of the Offering Statement of which this Offering Circular is a part, with the sole difference between the series being their respective maturity dates. Each series of Bonds beginning with Series A-1 for Class A Bonds and Series B-1 for Class B Bonds will correspond to a particular closing for the applicable class of Bonds. Each series of Class A Bonds will mature on the fifth anniversary of the issuance date of such series and each series of Class B Bonds will mature on the third anniversary of the issuance date of such series. Interest on the Bonds will be paid monthly on the 15th day of the month. The first interest payment on a Bond will be paid on the 15th day of the month following the issuance of such Bond.

Upon maturity, and subject to the terms and conditions described in this offering circular, the Bonds will be automatically renewed at the same interest rate and for the same term, unless redeemed upon maturity at our or your election. Each such renewal would constitute a new offering for the purpose of the registration requirements of the Securities Act and, as such, would be required to be registered or conducted pursuant to an exemption from registration. Any such subsequent offering conducted pursuant to Regulation A would count against the aggregate dollar limitations in Rule 251(a) of Regulation A. If the Bonds are not renewed and without the consent of the Bondholders, we may elect to extend the maturity date of the Bonds for an additional six months to facilitate the redemption of the Bonds.

With respect to the maturity and renewal of a Bond, the Company will send to the Trustee and each holder of such a Bond a notice of maturity, no more than 240 days and no less than 180 days prior to a maturity date for any Bond, notifying the holder of the Bond of the Bond’s pending maturity and that the Bond will be automatically renewed unless, no later than 150 days from the maturity date of such a Bond, the holder of the Bond sends the company a written notice stating that repayment of the Bond is required in connection with the maturity of the Bond.

Manner of Offering

The offering is being made on a best-efforts basis through our managing broker-dealer and Selling Group Members. Neither our managing broker-dealer, nor any Selling Group Member, will be required to purchase any of the Bonds.

THE REQUIRED INTEREST PAYMENTS AND PRINCIPAL PAYMENT ARE NOT A GUARANTY OF ANY RETURN TO YOU NOR ARE THEY A GUARANTY OF THE RETURN OF YOUR INVESTED CAPITAL. While our company is required to make interest payments and principal payment as described in the indenture and above, we do not intend to establish a sinking fund to fund such payments. Therefore, our ability to honor these obligations will be subject to our ability to generate sufficient cash flow or procure additional financing in order to fund those payments. If we cannot generate sufficient cash flow or procure additional financing to honor these obligations, we may be forced to sell some or all of the company’s assets to fund the payments. We cannot guarantee that the proceeds from any such sale will be sufficient to make the payments in their entirety or at all. If we cannot fund the above payments, Bondholders will have claims against us with respect to such violation as further described under the Indenture.

Optional Redemption at Election of Bondholder

The Bonds will be redeemable at the election of the Bondholder beginning anytime following the last issuance date of the series of Bonds held by the Bondholder, or the Optional Redemption. In order to request redemption, the Bondholder must provide written notice to us at our principal place of business that the Bondholder requests redemption of all or a portion of the Bondholder’s Bonds, or a Notice of Redemption.

Redemptions made pursuant to the Optional Redemption of the Bonds for Class A Bonds shall be at a price per Class A Bond equal to: (i) $915 plus any accrued but unpaid interest on the Bond if the notice is received on or between the dates that are 0 and 12 months following the date of issuance of the Bond to be redeemed; (ii) $920 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 13 months and on or before the date that is 24 months following the date of issuance of the Bond to be redeemed; (iii) $925 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 25 months and on or before the date that is 36 months following the date of issuance of the Bond to be redeemed; and (iv) $930 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 37 months and on or before the date that is 48 months following the date of issuance of the Bond to be redeemed; and (v) $935 plus any accrued but unpaid interest on the Bond if the notice is received after the date that is 49 months and on or before the date that is 60 months following the date of issuance of the Bond to be redeemed. Redemptions made pursuant to the Optional Redemption of the Bonds for Class B Bonds shall be at a price per Bond of $915 plus any accrued but unpaid interest on the Bond. We will have 120 days from the date the applicable Notice of Optional Redemption is provided to redeem the requesting Bondholder’s Bonds, subject to the limitations set forth in the Bond. Our obligation to redeem Bonds with respect to Notices of Redemption received in any given Redemption Period (as defined below) is limited to an aggregate principal amount of Bonds equal to 10% of the aggregate principal of Bonds under the Indenture on the most recent of January 1st, April 1st, July 1st or October 1st of the applicable year while the Offering is open, and January 1st of the applicable year, following the offering termination. or the 10% Limit. Any Bonds redeemed as a result of a Bondholder's right upon death, disability or bankruptcy will be included in calculating the 10% Limit and will thus reduce the number of Bonds available to be redeemed pursuant to Optional Redemption.

Our obligation to redeem Bonds in any given year pursuant to this redemption is limited to 10% of the outstanding principal balance of the Bonds, in the aggregate, on the most recent of January 1st, April 1st, July 1st or October 1st of the applicable year while the Offering is open, and January 1st of the applicable year, following the offering termination. In addition, any Bonds redeemed as a result of a Bondholder's right upon death, disability or bankruptcy, will be included in calculating the 10% Limit and will thus reduce the number of Bonds, in the aggregate, to be redeemed pursuant to the redemption. Bond redemptions will occur in the order that notices are received. Any redemptions in excess of the 10% Limit (not including death, disability or bankruptcy claims), will be carried over to the next calendar year and redeemed at such time unless such carryover redemptions would exceed the 10% Limit for the new calendar year in which case they will be carried over to successive calendar years until redeemed; provided, however that if, during the pendency of the Offering, the 10% Limit is adjusted upward at the beginning of any succeeding calendar quarter, then such carried over redemptions will be redeemed as of such adjustment to extent they do not exceed the then in effect 10% Limit.

Redemption Upon Death, Disability or Bankruptcy

Within 60 days of the death, disability or bankruptcy of a Bondholder who is a natural person, the estate of such Bondholder, or legal representative of such Bondholder may request that we repurchase, in whole but not in part and without penalty, the Bonds held by such Bondholder by delivering to us a written notice requesting such Bonds be redeemed. Redemptions due to death, disability or bankruptcy shall count towards the annual 10% Limit on redemptions described above; provided, however, that any redemptions pursuant to death, disability or bankruptcy shall not be subject to the 10% Limit. Any such request shall specify the particular event giving rise to the right of the holder or beneficial holder to redeem his or her Bonds. If a Bond is held jointly by natural persons who are legally married, then such request may be made by (i) the surviving Bondholder upon the death of the spouse, or (ii) the disabled Bondholder (or a legal representative) upon disability of the spouse. In the event a Bond is held together by two or more natural persons that are not legally married, neither of these persons shall have the right to request that the company repurchase such Bond unless each Bondholder has been affected by such an event.

Disability shall mean with respect to any Bondholder or beneficial holder, a determination of disability based upon a physical or mental condition or impairment arising after the date such Bondholder or beneficial holder first acquired Bonds. Any such determination of disability must be made by any of: (1) the Social Security Administration; (2) the U.S. Office of Personnel Management; or (3) the Veteran’s Benefits Administration, or the Applicable Governmental Agency, responsible for reviewing the disability retirement benefits that the applicable Bondholder or beneficial holder could be eligible to receive.

Bankruptcy shall mean, with respect to any Bondholder the final adjudication related to (i) the filing of any petition seeking to adjudicate the Bondholder bankrupt or insolvent, or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of such Bondholder or such Bondholder’s debts under any law relating to bankruptcy, insolvency, or reorganization or relief of debtors, or seeking, consenting to, or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian, or other similar official for such Person or for any substantial part of its property, or (ii) without the consent or acquiescence of such Bondholder, the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or other similar relief under any bankruptcy, liquidation, dissolution, or other similar statute, law, or regulation, or, without the consent or acquiescence of such Bondholder, the entering of an order appointing a trustee, custodian, receiver, or liquidator of such Bondholder or of all or any substantial part of the property of such Bondholder which order shall not be dismissed within ninety (90) days.

Upon receipt of redemption request in the event of death, disability or bankruptcy of a Bondholder, we will designate a date for the redemption of such Bonds, which date shall not be later than 30 days after we receive documentation and/or certifications establishing (to the reasonable satisfaction of the company) the right to be redeemed. On the designated date, we will redeem such Bonds at a price per Bond that is equal to all accrued and unpaid interest, to but not including the date on which the Bonds are redeemed plus the then outstanding principal amount of such Bond.

Optional Redemption

We may redeem the Bonds, in whole or in part, without penalty at any time. If the Bonds are renewed for an additional term, we may redeem the Bonds at any time during such renewal period. Any redemption of a Bond will be at a price equal to the then outstanding principal on the Bonds being redeemed, plus any accrued but unpaid interest on such Bonds. If we plan to redeem the Bonds, we are required to give notice of redemption not less than 5 days nor more than 60 days prior to any redemption date to each Bondholder’s address appearing in the securities register maintained by the trustee. In the event we elect to redeem less than all of the Bonds, the particular Bonds to be redeemed will be selected by the trustee by such method as the trustee shall deem fair and appropriate.

Merger, Consolidation or Sale

We may consolidate or merge with or into any other corporation, and we may sell, lease or convey all or substantially all of our assets to any corporation, provided that the successor entity, if other than us:

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is organized and existing under the laws of the United States of America or any United States, or U.S., state or the District of Columbia; and

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assumes all of our obligations to perform and observe all of our obligations under the Bonds and the indenture;

and provided further that no event of default under the indenture shall have occurred and be continuing.

Except as described below under “Certain Covenants – Offer to Repurchase Upon a Change of Control Repurchase Event,” the indenture does not provide for any right of acceleration in the event of a consolidation, merger, sale of all or substantially all of the assets, recapitalization or change in our stock ownership. In addition, the indenture does not contain any provision which would protect the Bondholders against a sudden and dramatic decline in credit quality resulting from takeovers, recapitalizations or similar restructurings.

Certain Covenants

We will issue the Bonds under an indenture, or the Indenture, to be dated as of the initial issuance date of the Bonds between us and UMB Bank, N.A., as the trustee. The Indenture contains covenants that limit our ability to incur, or permit our subsidiaries to incur, third party indebtedness that would be senior to the Bonds, whether secured or unsecured, unless all of the net proceeds of such indebtedness, less any costs of issuance or sale of such indebtedness, are used for the repayment of the Bonds. Further, we are limited from selling any equity interest in any of our subsidiaries, or causing any of our subsidiaries to issue new equity to any third party, unless the net proceeds of such sale or issuance are used for the repayment of the Bonds.

Pursuant to the Indenture, we are also required to maintain a bond service reserve equal to 3% of the net proceeds raised in this Offering, or the Bond Service Reserve, which will be used for payment of interest on the Bonds. The funds subject to the Bond Service Reserve will be made available to the company for general busines purposes, one year following the termination of the Offering.

Offer to Repurchase Upon a Change of Control Repurchase Event

"Change of Control Repurchase Event", means (A) the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the membership units entitling that person to exercise more than 50% of the total voting power of all the membership units entitled to vote in meetings of the Company (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (B) following the closing of any transaction referred to in subsection (A), neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (“NYSE”), the NYSE American, or the Nasdaq Stock Market, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or the Nasdaq Stock Market.

If a Change of Control Repurchase Event occurs, unless we have exercised our option to redeem the Bonds as described under “Optional Redemption,” the Company or Trustee shall make an offer to each Bondholder to repurchase all or any amount of each Bondholder's Bonds at the redemption price set forth on the Bond.

Event of Default

The following are events of default under the Indenture with respect to the Bonds:

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default in the payment of any interest on the Bonds when due and payable, which continues for 60 days, a cure period;

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default in the payment of any principal of or premium on the Bonds when due, which continues for 60 days, a cure period;

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default in the performance of any other obligation or covenant contained in the indenture or in this offering circular for the benefit of the Bonds, which continues for 120 days after written notice, a cure period; and

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specified events in bankruptcy, insolvency or reorganization of us;

Book-entry and other indirect Bondholders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or rescind an acceleration of maturity.

Annually, within 120 days following December 31st while the Bonds are outstanding, we will furnish to the trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture, or else specifying any event of default and the nature and status thereof. We will also deliver to the trustee a written notification of any uncured event of default within 30 days after we become aware of such uncured event of default.

Remedies if an Event of Default Occurs

Subject to any respective cure period, if an event of default occurs and is continuing, the trustee or the Bondholders of not less than a majority in aggregate outstanding principal amount of the Bonds may declare the principal thereof, and all unpaid interest thereon to be due and payable immediately. In such event, the trustee will have the right force us to sell any assets held by us or any subsidiary of ours that we have the unilateral right to cause it to sell its assets. We will be required to contribute the proceeds of any such sale to the repayment of the Bonds. With respect to subsidiaries for which we do not have the unilateral right to sell their assets, the trustee has the right to force us to sell our equity in such subsidiary in order to repay the Bonds.

At any time after the trustee or the Bondholders have accelerated the repayment of the principal, premium, if any, and all unpaid interest on the Bonds, but before the trustee has obtained a judgment or decree for payment of money due, the Bondholders of a majority in aggregate principal amount of outstanding Bonds may rescind and annul that acceleration and its consequences, provided that all payments, other than those due as a result of acceleration, have been made and all events of default have been remedied or waived.

The Bondholders of a majority in principal amount of the outstanding Bonds may waive any default with respect to that series, except a default:

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in the payment of any amounts due and payable or deliverable under the Bonds; or

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in an obligation contained in, or a provision of, the indenture which cannot be modified under the terms of the indenture without the consent of each Bondholder

The Bondholders of a majority in principal amount of the outstanding Bonds may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the Bonds, provided that (i) such direction is not in conflict with any rule of law or the indenture, (ii) the trustee may take any other action deemed proper by the trustee that is not inconsistent with such direction and (iii) the trustee need not take any action that might involve it in personal liability or be unduly prejudicial to the Bondholders not joining therein. Subject to the provisions of the indenture relating to the duties of the trustee, before proceeding to exercise any right or power under the indenture at the direction of the Bondholders, the trustee is entitled to receive from those Bondholders security or indemnity satisfactory to the trustee against the costs, expenses and liabilities which it might incur in complying with any direction.

A Bondholder will have the right to institute a proceeding with respect to the indenture or for any remedy under the indenture, if:

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that Bondholder previously gives to the trustee written notice of a continuing event of default in excess of any cure period,

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the Bondholders of not less than a majority in principal amount of the outstanding bonds have made written request;

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such Bondholder or Bondholders have offered to indemnify the trustee against the costs, expenses and liabilities incurred in connection with such request;

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the trustee has not received from the Bondholders of a majority in principal amount of the outstanding Bonds a direction inconsistent with the request (it being understood and intended that no one or more of such Bondholders shall have any right in any manner whatever by virtue of, or by availing of, any provision of the indenture to affect, disturb or prejudice the rights of any other of such Bondholders, or to obtain or to seek to obtain priority or preference over any other of such Bondholders or to enforce any rights under the indenture, except in the manner herein provided and for equal and ratable benefit of all Bondholders); and

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the trustee fails to institute the proceeding within 60 days.

However, the Bondholder has the right, which is absolute and unconditional, to receive payment of the principal of and interest on such Bond on the respective due dates (or any redemption date, subject to certain discounts) and to institute suit for the enforcement of any such payment and such rights shall not be impaired without the consent of such Bondholder.

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LEGAL PROCEEDINGS

There are currently no legal proceedings involving our company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners (10% or more)*

Title of Class	Name and Address of Beneficial Owner**	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class	Owned	Acquirable
Membership Interests	Michael D. Freedman	675	22.5%	100%	0%

Membership Interests	James J. Dodaro	675	22.5%	100%	0%

Membership Interests	Michael L. Coben	675	22.5%	100%	0%

Membership Interests	Andrew M. Brecher	675	22.5%	100%	0%

* Security Ownership of Beneficial Owners of the Issuer is through each individual’s ownership in LHL Strategies, Inc. LHL strategies, Inc. is our sole member owning 100% of our Membership Interests. Each of Messrs. Freedman, Dodaro , Coben and Brecher own 22.5% of the voting common stock in LHL Strategies, Inc. resulting in 22.5% beneficial interest in us.
** Unless listed, address for each individual is 1100 E. Hector Street, Suite 415, Conshohocken, PA 19428

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Our company is a member-managed limited liability company and operated solely by the personnel of our sole member pursuant to our limited liability company operating agreement. The following table sets forth information on the board of directors and executive officers of our sole member.

Name	Age	Position with our Company	Director/Officer Since
Michael D. Freedman	57	Chief Executive Officer*	May 31, 2018
Michael L. Coben	59	Chief Distribution and Business Development Officer*	May 31, 2018
James J. Dodaro	50	Chief Investment and Financial Officer*	May 31, 2018
Andrew M. Brecher	48	Chief Operating Officer*	May 31, 2018

*Member of the board of directors.

Executive Officers and Directors

Set forth below is biographical information for LHL Strategies’ executive officers and board of directors.

Michael D. Freedman is the Chief Executive Officer and a member of the board of directors. Michael has been a leader in the life settlement market for 17 years. He previously served as President of GWG Holdings, Inc. and its subsidiary life settlement provider GWG Life, LLC during which time the company became the second most active company in the industry. For 12 years prior, Michael led the life settlement market’s legal and regulatory development as head of Government Affairs at Coventry First. He was the driving force behind the passage of more than 60 state and federal laws that promote and regulate life settlements. Michael currently serves as Chairman of the Public Policy Council of the Life Insurance Settlement Association, and as the Executive Director of the Alliance for Senior Health Care Financing. Michael holds a Bachelor’s degree from the University of Albany and a Juris Doctorate degree from the University at Buffalo School of Law.

Michael E. Coben is the Chief Distribution and Business Development Officer and a member of the board of directors. Michael brings Lighthouse Life more than 30 years of expertise in building strategic alliances and managing successful teams. For 13 years he led national sales as SVP, National Distribution at Coventry. While there, he developed national alliances and increased distribution from all channels. In addition, he built and led a wholesale distribution platform that facilitated the purchase of more than 12,000 life insurance policies with a combined net death benefit of nearly $30 billion. Michael also served as the CEO of Coventry Securities LLC, a registered broker-dealer focused on variable life settlements. Earlier, he was a regional director for Jackson National Life’s Mid-Atlantic Region and a wholesaler at Manulife Financial. Michael is a respected national educator and speaker and is a member of the Philadelphia Estate Planning Counsel and the Society of Financial Service Professionals. He holds a BA from Dickinson College and FINRA series licenses 7, 24 and 63.

James J. Dodaro is the Chief Investment and Financial Officer and a member of the board of directors. Jim has over 19 years of experience in life settlements and insurance-linked alternative assets. He previously structured and led operations for Coventry. While there, he developed the company’s start-up business plan, operationalized its business strategy and acquired nearly $30 billion of life insurance assets through the secondary market. Jim built and led the company’s financial analysis, asset valuation, financial underwriting, asset buying, trading, and portfolio management platforms. He also developed new capital sources, business ventures, and product lines, and acquired deep expertise in life settlement asset management. Jim holds a BS in Finance from Penn State University and an MBA from the University of Pennsylvania’s Wharton School of Business.

Andrew M. Brecher is the Chief Operating Officer and a member of the board of directors. Andrew has managed and directed operations and technology platforms in the life settlement market for more than 20 years. He was previously the Chief Information Officer at Coventry. While there, he was responsible for the design and implementation of the market’s first life settlement pricing and tracking system, and several other mission-critical enterprise and business intelligence systems. He has extensive experience in all aspects of information technology, operations, infrastructure, and facilities management, on both domestic and international levels. Andrew is an expert in cyber security and disaster recovery and received a certification in Cyber Security Management from the Information Systems Audit and Control Association. He holds a BS from Syracuse University’s Whitman School of Management.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Currently, LHL Strategies’ only asset is its 100% membership interest in Lighthouse Life Capital, LLC. We anticipate that distributions of cash will be made from us to LHL Strategies in accordance with our operating agreement, in amounts as determined by LHL Strategies, as our sole member, and that such amounts will be at least sufficient to pay the overhead expenses and other liabilities of LHL Strategies.

INDEPENDENT AUDITOR

The combined financial statements of Lighthouse Life Solutions, LLC and Lighthouse Life Direct, LLC, who combined to form our predecessor, are comprised of combined comparative balance sheets as of September 30, 2019 and September 30, 2018, and the related combined comparative statements of operations, members' equity (deficit) and cash flows for the year ended September 30, 2019 and for the period from February 9, 2018 (dare of inception) to September 30, 2018, as respectively included in this offering circular and the related notes to the combined financial statements, have been audited by BBD, LLP, an independent public accounting firm, as stated in their report appearing elsewhere herein. The unaudited financial statements of our predecessor, comprised of balance sheets as  of March 31, 2020 and March 31, 2019, and the related statements of operations, members’ equity (deficit) and cash flows for the six-months ended March 31, 2020 and March 31, 2019, respectively, are included in this offering circular. An audited balance sheet of Lighthouse Life Capital, LLC, as of July 9, 2020 is also included in this offering circular and the related notes to the consolidated balance sheet, have been audited by BBD, LLP, an independent public accounting firm, as stated in their report appearing elsewhere herein.

LEGAL MATTERS

Certain legal matters in connection with this offering, including the validity of the Bonds, will be passed upon for us by Kaplan Voekler Cunningham & Frank, PLC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We will file, annual, semi-annual and special reports, and other information, as applicable, with the SEC. You may read and copy any document filed with the SEC at the SEC's public company reference room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site that contains reports, and informational statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

Our company has filed an offering statement of which this offering circular is a part with the SEC under the Securities Act. The offering statement contains additional information about us. You may inspect the offering statement without charge at the office of the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

This offering circular does not contain all of the information included in the offering statement. We have omitted certain parts of the offering statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the offering statement, which may be found at the SEC's website at http://www.sec.gov. Statements contained in this offering circular and any accompanying supplement about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. Please refer to the actual exhibit for a more complete description of the matters involved.

PART F/S

INDEX TO FINANCIAL STATEMENTS

Lighthouse Life Capital, LLC Consolidated Financial Statement and Notes as of July 9, 2020	F-2

Lighthouse Life Solutions, LLC and Lighthouse Life Direct, LLC Unaudited Combined Financial Statements and Notes for the six-months ended March 31, 2020 and March 31, 2019	F-9

Lighthouse Life Solutions, LLC and Lighthouse Life Direct, LLC Financial Statement and Notes for the fiscal years ended September 30, 2019 and September 30, 2018	F-20

Lighthouse Life Capital, LLC
Consolidated Financial Statements
July 9, 2020

Report of Independent Registered Public Accounting Firm	F-4

Consolidated Balance Sheet	F-5

Notes to the Financial Statement	F-6 - F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lighthouse Life Capital, LLC

Opinion

We have audited the accompanying consolidated balance sheet of Lighthouse Life Capital, LLC as of July 9, 2020 and the related notes to the financial statement.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lighthouse Life Capital, LLC as of July 9, 2020 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Lighthouse Life Capital, LLC’s management. Our responsibility is to express an opinion on Lighthouse Life Capital, LLC’s financial statement based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Lighthouse Life Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the
U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current audit of the financial statement that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statement and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

BBD, LLP

We have served as the auditor of Lighthouse Life Capital, LLC since 2020.

Philadelphia, Pennsylvania
September 11, 2020

Lighthouse Life Capital, LLC
Consolidated Balance Sheet
July 9, 2020

CURRENT ASSETS
Cash	$300,000
TOTAL CURRENT ASSETS	300,000

OTHER ASSETS
Collateral Deposit	100,000
TOTAL OTHER ASSETS	100,000

TOTAL ASSETS	$400,000

L I A B I L I T I E S A N D M E M B E R ' S E Q U I T Y

COMMITMENTS AND CONTINGENCIES (SEE NOTE 3)

TOTAL MEMBER'S EQUITY	400,000

TOTAL LIABILITIES AND MEMBER'S
EQUITY	$400,000

LHL CAPITAL, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENT

Note 1. Nature of Operations

Our Company

LHL Capital, LLC (“LHL” or the “Company”) was formed in Delaware pursuant to a Certificate of Formation on July 8, 2020 as a Limited Liability Company (“LLC”). Lighthouse Life Solutions, LLC was formed in Delaware pursuant to a Certificate of Formation on February 9, 2018 as an LLC and is a wholly-owned subsidiary of the Company. Lighthouse Life Direct, LLC was formed in Delaware pursuant to a Certificate of Formation on July 2, 2018 as an LLC and is a wholly-owned subsidiary of the Company.

LHL, through its subsidiaries and its parent, LHL Strategies, Inc (“LHLS”), originates and acquires life insurance policies through the highly regulated life settlement market for the benefit of third-party purchasers of those policies. The Company originates potential sellers of policies both from financial professionals, including insurance producers and financial advisors, who refer such potential sellers, and directly advertising to the public.

The Company is led by its founders and a senior management team with over 100 years of combined experience in life settlements, life insurance, and financial services, with a focus on sourcing, originating and managing the purchase of life insurance policies.

Liquidity

The Company was formed on July 8, 2020 and therefore has had very little activity as of the date of this financial statement. The Company’s two subsidiaries, LHL Solutions and LHL Direct, had a combined net loss of $2,532,065 for the year ended September 30, 2019.

LHLS is responsible for financing the Company’s operations. Including anticipated revenues, capital raised through its planned debt offering and financing support to the extent necessary from LHLS and its lenders, the Company will have sufficient liquidity for at least one year from the issuance date of the financial statements. Management has determined that the Company’s availability under its existing financing and revenue sources, and the expected debt offering is expected to be adequate to meet its cash obligations for at least one year from the issuance date of these financial statements.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of the financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. While management believes that such estimates are reasonable when considered in conjunction with the Company’s financial position, actual results could differ materially from those estimates.

Principles of Consolidation

The accompanying consolidated financial statement includes the accounts of LHL and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to certain limits. The Company has not experienced any losses in such accounts.

LHL CAPITAL, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
Note 2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company earns revenue mostly through origination fees that are paid to the Company by the third-party purchasers for which they originate life insurance policies. Origination fees from third-party purchasers are due to be paid to the Company upon closing of each individual policy purchase. Revenue from origination fees is recognized when all conditions for the transfer of ownership of a life insurance policy have been met and the funds owed to the current owner (seller) of the life insurance policy have been released from escrow.

Collateral Deposit

As a condition to be licensed by the state of Florida to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of Florida, a licensee is required post collateral equal to $100,000 with the Florida Department of Financial Services (DFS) Division of Treasury’s Bureau of Collateral Management (BCM) and maintain that for as long as the license is valid. As a result, the Company maintains a $100,000 Treasury Cash Deposit with the state of Florida.

Income Taxes

The Company accounts for income taxes under ASC Topic 740: Income Taxes ("ASC Topic 740"). ASC Topic 740 requires the recognition of noncurrent deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryovers. Deferred income tax expense represents the change during the period in the deferred income tax assets and deferred income tax liabilities. In establishing the provision for income taxes and determining deferred income tax assets and liabilities, the Company makes judgments and interpretations based on enacted laws, published tax guidance and estimates of future earnings. ASC Topic 740 additionally requires a valuation allowance to be established when, based on available evidence, it is more likely than not that some portion or the entire deferred income tax asset will not be realized.

ASC Topic 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is required to file income tax returns in the United States (federal) and certain state and local jurisdictions. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions and deductions would be sustained upon examination and does not anticipate any adjustments that would result in material changes to its financial position.

The Company’s policy for recording interest and penalties associated with unrecognized tax benefits is to record such interest and penalties as interest expense and as a component of general and administrative expenses, respectively.

Advertising Costs

Advertising costs are expensed as incurred.

LHL CAPITAL, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENT

Stock Based Compensation

The Company measures compensation cost for all employee stock awards at their fair values on the date of grant. The fair value of stock-based awards is recognized as expense over the requisite service period using the straight-line method. The Company estimates the fair value of restricted stock awards based on the fair value of the Company’s common stock on the date of grant. Forfeitures are recognized as they occur.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”) (“ASU 2014-09”). The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. This financial statement incorporates this standard.

Note 3. Commitments and Contingencies

Legal proceedings

In the ordinary course of business, the Company may be subject to litigation from time to time. There is no current, pending or, to our knowledge, threatened litigation or administrative action to which the Company is a party or of which LHL property is the subject (including litigation or actions involving our officers, directors, affiliates, or other key personnel) which in the Company’s opinion has, or is expected to have, a material adverse effect upon the Company’s business, prospects, financial condition or operations.

Note 4. Related Party Transactions

LHLS is responsible for financing the Company’s operations and directly pays for substantially all operating expenses. Management identifies the direct costs associated with the Company’s operations and estimates the allocation of remaining costs, including depreciation expense, based on management’s best estimates. These estimates are generally based on personnel cost allocations unless management has identified a basis more representative of the benefit derived by the Company.

Note 5. Income Tax

For financial reporting purposes, the Company has incurred a loss since its inception. Based on the available objective evidence, including the Company’s history of losses, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company provided a full valuation allowance against its net deferred tax assets at July 9, 2020. The net operating loss carryforwards are indefinite for federal purposes and, if not utilized, will begin to expire in 2039 for state purposes.

Note 6. Concentrations

To date, the Company has received the majority of its revenue from one third party investor who also acts as a lender to LHLS, which in turn supports the operations of the Company. The Company, however, has active origination agreements with other third-party purchasers of life settlement assets and plans to add additional buyers to their platform as origination volumes continue to grow.

The Company currently earns the majority of its revenue from one product/service.

Note 7. Subsequent Events

The Company has evaluated subsequent events through September 11, 2020, the date on which these financial statements were available for issuance. Adjustments or additional disclosures, if any, have been included in these financial statements.

Lighthouse Life Solutions, LLC
and Lighthouse Life Direct, LLC

Unaudited Combined Accrual Basis Financial Statements
for the Six Months Ending March 31, 2020 and March 31, 2019

Lighthouse Life Solutions, LLC
and Lighthouse Life Direct, LLC
Unaudited Combined Comparative Balance Sheets

A S S E T S

	(Unaudited)
	March 31, 2020	September 30, 2019

CURRENT ASSETS
Cash	$300,000	$300,000
TOTAL CURRENT ASSETS	300,000	300,000

OTHER ASSETS
Collateral Deposit	100,000	100,000
TOTAL OTHER ASSETS	100,000	100,000

TOTAL ASSETS	$400,000	$400,000

M E M B E R ' S E Q U I T Y

COMMITMENTS AND CONTINGENCIES (SEE NOTE 3)

TOTAL MEMBER'S EQUITY	400,000	400,000

TOTAL LIABILITIES AND MEMBER'S
EQUITY	$400,000	$400,000

Lighthouse Life Solutions, LLC
and Lighthouse Life Direct, LLC
Unaudited Combined Statements of Operations
For the Six Months Ending

	March 31, 2020	March 31, 2019

REVENUES	$ 166,500	$ 2,500

OPERATING EXPENSES
Compensation
Payroll & Stock Based Compensation	1,105,991	1,031,851
Professional Fees
Legal Fees - General Corporate	102,473	290,006
Consulting	12,400	-
Accounting Fees	-	97,465
Regulatory Expenses
Compliance and Taxes/Licenses	45,512	11,254
Customer Acquisition Costs
Advertising Expense	407,959	146,603
Marketing Expense	-	191,817
IT Fees
Software & Computer Related	152,626	75,649
Other IT Fees	5,437	-
Occupancy
Rent	47,456	70,700
Utilities	2,753	7,575
Business Insurance
Insurance	32,239	64,708
Insurance - Regulatory	5,242	5,763
Travel & Entertainment
Travel	34,943	14,514
Meals	6,527	5,019
General & Administrative
Office Expense	44,895	18,481
Subscription & Membership Dues	24,529	1,662
Underwriting Expense	1,782	747

TOTAL OPERATING EXPENSES	2,032,764	2,033,814

NET OPERATING LOSS	(1,866,264)	(2,031,314)

OTHER INCOME (EXPENSE)
Interest income	850	-
Depreciation	(19,235)	(16,601)

TOTAL OTHER INCOME (EXPENSE)	(18,385)	(16,601)

NET LOSS	$ (1,884,649)	$ (2,047,915)

Lighthouse Life Solutions, LLC
and Lighthouse Life Direct, LLC
Unaudited Combined Statements of Member's Equity
For the Six Months Ending

	March 31, 2020	March 31, 2019
Member's Equity, Beginning balance	$ 400,000	$ (858,756)

Contributions	1,884,649	3,407,088

Distributions	-	(97,917)

Net loss	(1,884,649)	(2,047,915)

Member's Equity, Ending balance	$ 400,000	$ 402,500

Lighthouse Life Solutions, LLC
and Lighthouse Life Direct, LLC
Unaudited Combined Statements of Cash Flows
For the Six Months Ending

	March 31, 2020	March 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$ (1,884,649)	$ (2,047,915)
Adjustments to reconcile net loss to net cash used in
operating activities
Depreciation	19,235	16,601
Stock based compensation	10,125	10,125
NET CASH USED IN OPERATING ACTIVITIES	(1,855,289)	(2,021,189)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital Contributions	1,855,289	2,323,689
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,855,289	2,323,689

NET CHANGE IN CASH	-	302,500

CASH, BEGINNING OF PERIOD	300,000	-

CASH, END OF PERIOD	$ 300,000	$ 302,500

Non-cash investing and financing activities:
Contributions of amounts due to Member	$ -	$ 956,673
Distribution of fixed assets to Member	$ -	$ 97,917

LIGHTHOUSE LIFE SOLUTIONS, LLC
AND LIGHTHOUSE LIFE DIRECT, LLC
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

Note 1. Nature of Operations

Our Company

Lighthouse Life Solutions, LLC (“LLS”) and Lightouse Life Direct, LLC (“LLD”) ( the “Companies”) were formed in Delaware pursuant to a Certificate of Formation. LLS was formed on February 9, 2018 and LLD was formed on July 2, 2018, both as Limited Liability Companies (“LLC”) and were wholly-owned subsidiaries of LHL Strategies, Inc. (the “Member”) during the period of these combined financial statements.

LLS and LLD, together with their parent, LHL Strategies, Inc (“LHLS”), originates and acquires life insurance policies through the highly regulated life settlement market for the benefit of third-party purchasers of those policies. The Companies originate potential sellers of policies both from financial professionals, including insurance producers and financial advisors, who refer such potential sellers, and directly advertising to the public.

The Companies are led by its founders and a senior management team with over 100 years of combined experience in life settlements, life insurance, and financial services, with a focus on sourcing, originating and managing the purchase of life insurance policies.

On July 8, 2020 LHL Capital, LLC was formed in Delaware pursuant to a Certificate of Formation as an LLC. LHL Capital, LLC is wholly-owned by LHLS. LLS and LLD are wholly-owned subsidiaries of LHL Capital, LLC.

Liquidity

The Companies had a net loss of $1,884,649 and had negative cash flows from operations of $1,855,289 for the period from October 1, 2019 to March 31, 2020 and a net loss of $2,047,915 and had negative cash flows from operations of $2,021,189 for the six months ended March 30, 2019. The Member is responsible for financing the Companies’ operations.

Including anticipated revenues, capital raised through its planned debt offering and financing support to the extent necessary from LHLS and its lenders, the Companies will have sufficient liquidity for at least one year from the issuance date of the combined financial statements. Management has determined that the Companies’ availability under their existing financing and revenue sources, and the expected debt offering is expected to be adequate to meet their cash obligations for at least one year from the issuance date of these combined financial statements.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the financial position and results of operations of the Companies. These financial statements have been combined as the Companies were under common ownership and management. The preparation of the combined financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in the combined financial statements and the accompanying notes. While management believes that such estimates are reasonable when considered in conjunction with the Companies’ financial position and results of operations, actual results could differ materially from those estimates. All adjustments necessary for a fair statement of the results for the interim periods have been made by management. All adjustments made were of a normal recurring nature. There were no material intercompany transactions or balances requiring eliminating adjustments.

LIGHTHOUSE LIFE SOLUTIONS, LLC
AND LIGHTHOUSE LIFE DIRECT, LLC
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Companies’ earn revenue mostly through origination fees that are paid to the Companies by the third-party purchasers for which they originate life insurance policies. Origination fees from third-party purchasers are due to be paid to the Companies upon closing of each individual policy purchase policies and are calculated as a percentage of the surrender value of the policy. Revenue from origination fees is recognized when all conditions for the transfer of ownership of a life insurance policy have been met and the funds owed to the current owner (seller) of the life insurance policy have been released from escrow. The Companies recognized revenue of $166,500 and $2,500 for the origination of life insurance during the period from October 1, 2019 to March 31, 2020 and October 1, 2018 to March 31, 2019, respectively.

Cash

The Companies maintain their cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to certain limits. The Companies have not experienced any losses in such accounts.

Income Taxes

The Companies account for income taxes under ASC Topic 740: Income Taxes ("ASC Topic 740") under the separate return method since the Member is taxed as a corporation. Under the separate return method, income taxes are presented separately for entities included in consolidated tax returns or disregarded entities wholly-owned by corporations. ASC Topic 740 requires the recognition of noncurrent deferred tax assets and liabilities for both the expected impact of differences between the combined financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryovers. Deferred income tax expense represents the change during the period in the deferred income tax assets and deferred income tax liabilities. In establishing the provision for income taxes and determining deferred income tax assets and liabilities, the Companies make judgments and interpretations based on enacted laws, published tax guidance and estimates of future earnings. ASC Topic 740 additionally requires a valuation allowance to be established when, based on available evidence, it is more likely than not that some portion or the entire deferred income tax asset will not be realized.

ASC Topic 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise's combined financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Member and the Companies are required to file income tax returns in the United States (federal) and certain state and local jurisdictions. Based on the Companies’ evaluations, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Companies’ combined financial statements. The Companies believe that their income tax positions and deductions would be sustained upon examination and do not anticipate any adjustments that would result in material changes to their financial position.

The Company’s policy for recording interest and penalties associated with unrecognized tax benefits is to record such interest and penalties as interest expense and as a component of general and administrative expenses, respectively. There were no amounts recognized during the periods presented. The Company’s tax returns are open to examination for the fiscal years of 2018 and 2019 by the Internal Revenue Service, the State of Delaware, and the State of New York.

LIGHTHOUSE LIFE SOLUTIONS, LLC
AND LIGHTHOUSE LIFE DIRECT, LLC
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies (continued)

Advertising Costs

Advertising costs are expensed as incurred.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”) (“ASU 2014-09”). The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The combined financial statements incorporate this standard.

Note 3. Commitments and Contingencies

Legal proceedings

In the ordinary course of business, the Companies may be subject to litigation from time to time. There is no current, pending or, to our knowledge, threatened litigation or administrative action to which the Companies are party or of which LLS property is the subject (including litigation or actions involving our officers, directors, affiliates, or other key personnel) which in the Companies’ opinion have, or are expected to have, a material adverse effect upon the Companies’ business, prospects, financial condition, or operations.

Note 4. Related Party Transactions

The Member is responsible for financing the Companies’ operations and directly pays for substantially all operating expenses. Management identifies the direct costs associated with the Companies’ operations and estimates the allocation of remaining costs, including depreciation expense, based on management’s best estimates. These estimates are generally based on personnel cost allocations unless management has identified a basis more representative of the benefit derived by the Companies.

Payroll expense allocated to the Companies by the Member during the period consisted of the following:
For the six-month period ended March 31, 2020
Salary expense	$ 966,505
Insurance and benefits	68,717
Payroll taxes	60,644
Stock based compensation	10,125
Total payroll expense	$ 1,105,991

LIGHTHOUSE LIFE SOLUTIONS, LLC
AND LIGHTHOUSE LIFE DIRECT, LLC
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

Note 4. Related Party Transactions (continued)

Payroll expense allocated to the Companies by the Member during the period consisted of the following:
For the six-month period ended March 31, 2019
Salary expense	$ 898,515
Insurance and benefits	61,103
Payroll taxes	62,108
Stock based compensation	10,125
Total payroll expense	$ 1,031,851

Note 5. Income Tax

A reconciliation of the expected income tax at the statutory rate with the actual income tax provision is as follows:
For the period ended March 31, 2020
Computed tax benefit at the federal statutory rate of 21%	$ (395,776)
Meals & entertainment expense	685
State income tax benefit – net of federal	(96,609)
Effect of change in valuation allowance	491,700
Total	$ –

For the period ended March 31, 2019
Computed tax benefit at the federal statutory rate of 21%	$ (430,062)
Meals & entertainment expense	527
State income tax benefit – net of federal	(105,032)
Effect of change in valuation allowance	534,567
Total	$ –

LIGHTHOUSE LIFE SOLUTIONS, LLC
AND LIGHTHOUSE LIFE DIRECT, LLC
NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

Note 5. Income Tax (continued)

Deferred income taxes reflect the net tax effects of temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Companies’ deferred tax asset is as follows:

March 31, 2020
Deferred tax assets (liabilities):
Intangible assets	$ 254,829
Net operating loss carryforward	493,906
Stock based compensation	13,623
Less: valuation allowance	(762,358)
Total	$ –

September 30, 2019
Deferred tax assets (liabilities):
Intangible assets	$ 264,670
Fixed assets	(10,597)
Net operating loss carryforward	645,117
Stock based compensation	10,977
Less: valuation allowance	(910,167)
Total	$ –

For financial reporting purposes, the Companies have incurred a loss in each period since their inception. Based on the available objective evidence, including the Companies’ history of losses, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Companies provided a full valuation allowance against their net deferred tax assets at March 31, 2020 and at September 30, 2019. The net operating loss carryforwards are indefinite for federal purposes and, if not utilized, will begin to expire in 2039 for state purposes.

Note 6. Concentrations

To date, the Companies have received the majority of their revenue from one third party investor who also acts as a lender to LHLS, which in turn supports the operations of the Companies. The Companies, however, have active origination agreements with other third-party purchasers of life settlement assets and plans to add additional buyers to their platform as origination volumes continue to grow.

The Companies currently earn all of their revenue from one product/service.

Note 7. Subsequent Events

The Companies have evaluated subsequent events through December 11, 2020 the date on which these combined financial statements were available for issuance. Adjustments or additional disclosures, if any, have been included in these combined financial statements.

Lighthouse Life Solutions, LLC
and Lighthouse Life Direct, LLC

Combined Comparative Financial Statements
for the Fiscal Year or Period Ended September 30, 2019 and September 30, 2018

Report of Independent Registered Public Accounting Firm	F-22

Comparative Balance Sheets	F-23

Comparative Statements of Operations	F-24

Statements of Member’s Equity (Deficit)	F-25

Statements of Cash Flows	F-26

Notes to the Financial Statements	F-27 - F-32

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Lighthouse Life Solutions, LLC and Lighthouse Life Direct, LLC

Opinion

We have audited the accompanying combined comparative balance sheets of Lighthouse Life Solutions, LLC and Lighthouse Life Direct, LLC as of September 30, 2019 and September 30, 2018, the related combined comparative statements of operations, member’s equity (deficit) and cash flows for the year ended September 30, 2019 and for the period from February 9, 2018 (date of inception) to September 30, 2018 and the related notes to the combined financial statements.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Lighthouse Life Solutions, LLC and Lighthouse Life Direct, LLC as of September 30, 2019 and September 30, 2018, and the results of their combined operations and cash flows for the year or period referred to above in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of Lighthouse Life Solutions, LLC and Lighthouse Life Direct, LLC’s management. Our responsibility is to express an opinion on Lighthouse Life Solutions, LLC and Lighthouse Life Direct, LLC’s combined financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Lighthouse Life Solutions, LLC and Lighthouse Life Direct, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audits of the combined financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the combined financial statements and (2) involved our especially challenging, subjective, or complex judgments. We have determined that there are no critical audit matters.

BBD, LLP

We have served as the auditor of Lighthouse Life Solutions, LLC and Lighthouse Life Direct, LLC since 2020.

Philadelphia, Pennsylvania
December 11, 2020

Lighthouse Life Solutions, LLC
and Lighthouse Life Direct, LLC
Combined Comparative Balance Sheets

A S S E T S

	September 30, 2019	September 30, 2018

CURRENT ASSETS
Cash	$ 300,000	$ -
TOTAL CURRENT ASSETS	300,000	-

NON-CURRENT ASSETS

FIXED ASSETS, NET OF ACCUMULATED DEPRECIATION OF ($0 AND $877)	-	56,132

Collateral Deposit	100,000	-
Other Deposits	-	41,785

TOTAL ASSETS	$ 400,000	$ 97,917

CURRENT LIABILITIES
Due to Member	$ -	$ 956,673

TOTAL LIABILITIES	$ -	$ 956,673

COMMITMENTS AND CONTINGENCIES (SEE NOTE 3)

M E M B E R ' S E Q U I T Y (DEFICIT)

TOTAL MEMBER'S EQUITY (DEFICIT)	400,000	(858,756)

TOTAL LIABILITIES AND MEMBER'S
EQUITY (DEFICIT)	$ 400,000	$ 97,917

Lighthouse Life Solutions, LLC
and Lighthouse Life Direct, LLC
Combined Comparative Statements of Operations

	For theYear Ended	For the Period fromFebruary 9, 2018 (date of inception) to
	September 30, 2019	September 30, 2018

REVENUES	$ 277,275	$ -

OPERATING EXPENSES
Compensation
Payroll & Stock Based Compensation	1,489,784	577,655
Professional Fees
Legal Fees	471,017	149,826
Accounting Fees	-	32,049
Regulatory Expenses
Compliance and Taxes/Licenses	83,015	-
Customer Acquisition Costs
Advertising Expense	145,126	-
Marketing Expense	245,576	41,359
IT Fees
Software & Computer Related	161,870	35,519
Other IT Fees	-	542
Occupancy
Rent	93,187	3,938
Utilities	11,642	-
Business Insurance
Insurance	97,083	6,296
Insurance - Regulatory	11,498	1,399
Travel & Entertainment
Travel	35,009	1,108
Meals	8,065	1,037
Conferences	-	185
General & Administrative
Office Expense	30,422	6,321
Subscription & Membership Dues	27,487	745
Underwriting Expense	4,426	-

TOTAL OPERATING EXPENSES	2,915,207	857,979

NET OPERATING LOSS	(2,637,932)	(857,979)

OTHER INCOME (EXPENSES)
Interest income	2,300	-
Depreciation	(34,598)	(877)

TOTAL OTHER INCOME (EXPENSES)	(32,298)	(877)

NET LOSS	$ (2,670,230)	$ (858,856)

Lighthouse Life Solutions, LLC
and Lighthouse Life Direct, LLC
Combined Statements of Member's Equity (Deficit)

		For the Period from
	For theYear Ended	February 9, 2018 (date of inception) to
	September 30, 2019	September 30, 2018
Member's Equity (Deficit), Beginning balance	$ (858,756)	$ -

Contributions	4,026,903	100

Distributions	(97,917)	-

Net loss	(2,670,230)	(858,856)

Member's Equity (Deficit), Ending balance	$ 400,000	$ (858,756)

Lighthouse Life Solutions, LLC
and Lighthouse Life Direct, LLC
Combined Comparative Statements of Cash Flows

		For the Period from
	For theYear Ended	February 9, 2018 (date of inception) to
	September 30, 2019	September 30, 2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$ (2,670,230)	$ (858,856)
Adjustments to reconcile net loss to net cash used in
operating activities
Depreciation	34,598	877
Stock based compensation	10,125	60,000
(Increase)/decrease in operating assets
Deposits	(100,000)	-
NET CASH USED IN OPERATING ACTIVITIES	(2,725,507)	(797,979)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of fixed assets	-	(57,009)
Deposits on fixed assets	-	(41,785)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	-	(98,794)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from Member	-	896,673
Capital Contributions	3,025,507	100
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	3,025,507	896,773

NET CHANGE IN CASH	300,000	-

CASH, BEGINNING OF PERIOD	-	-

CASH, END OF PERIOD	$ 300,000	$ -

Non-cash investing and financing activities:
Contributions of amounts due to Member	$ 951,380	$ -
Distribution of fixed assets to Member	$ 97,917	$ -

LIGHTHOUSE LIFE SOLUTIONS, LLC
NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Operations

Our Company

Lighthouse Life Solutions, LLC (“LLS”) and Lightouse Life Direct, LLC (“LLD”) ( the “Companies”) were formed in Delaware pursuant to a Certificate of Formation. LLS was formed on February 9, 2018 and LLD was formed on July 2, 2018, both as Limited Liability Companies (“LLC”) and were wholly-owned subsidiaries of LHL Strategies, Inc. (the “Member”) during the period of these combined financial statements.

LLS and LLD, together with their parent, LHL Strategies, Inc (“LHLS”), originates and acquires life insurance policies through the highly regulated life settlement market for the benefit of third-party purchasers of those policies. The Companies originate potential sellers of policies both from financial professionals, including insurance producers and financial advisors, who refer such potential sellers, and directly advertising to the public.

The Companies are led by its founders and a senior management team with over 100 years of combined experience in life settlements, life insurance, and financial services, with a focus on sourcing, originating and managing the purchase of life insurance policies.

On July 8, 2020 LHL Capital, LLC was formed in Delaware pursuant to a Certificate of Formation as an LLC. LHL Capital, LLC is wholly-owned by LHLS. LLS and LLD are wholly-owned subsidiaries of LHL Capital, LLC.

Liquidity

The Companies had a combined net loss of $2,670,230 and had negative cash flows from operations of $2,725,507 for the year ended September 30, 2019 and the Company had a net loss of $858,856 and had negative cash flows from operations of $797,979 for the period from February 9, 2018 (date of inception) to September 30, 2018. The Member is responsible for financing the Companies’ operations and had a net loss of $4,314,363 and had negative cash flows from operations of $3,512,630 for the year ended September 30, 2019.

Including anticipated revenues, capital raised through its planned debt offering and financing support to the extent necessary from LHLS and its lenders, the Companies will have sufficient liquidity for at least one year from the issuance date of the combined financial statements. Management has determined that the Companies’ availability under their existing financing and revenue sources, and the expected debt offering is expected to be adequate to meet their cash obligations for at least one year from the issuance date of these combined financial statements.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the financial position and results of operations of the Companies. These financial statements have been combined as the Companies were under common ownership and management. The preparation of the combined financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in the combined financial statements and the accompanying notes. While management believes that such estimates are reasonable when considered in conjunction with the Companies’ financial position and results of operations, actual results could differ materially from those estimates. All adjustments necessary for a fair statement of the results for the interim periods have been made by management. All adjustments made were of a normal recurring nature. There were no material intercompany transactions or balances requiring eliminating adjustments.

LIGHTHOUSE LIFE SOLUTIONS, LLC
AND LIGHTHOUSE LIFE DIRECT, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Companies earn revenue mostly through origination fees that are paid to the Companies by the third-party purchasers for which they originate life insurance policies. Origination fees from third-party purchasers are due to be paid to the Company upon closing of each individual policy purchase and are calculated as a percentage of the surrender value of the policy. Revenue from origination fees is recognized when all conditions for the transfer of ownership of a life insurance policy have been met and the funds owed to the current owner (seller) of the life insurance policy have been released from escrow.  The Companies recognized revenue of $277,275 and $0 for the origination of life insurance policies during the year ended September 30, 2019 and the period from February 9, 2018 (date of inception) to September 30, 2018, respectively.

Cash

The Companies maintain their cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to certain limits. The Companies have not experienced any losses in such accounts.

Income Taxes

The Companies account for income taxes under ASC Topic 740: Income Taxes ("ASC Topic 740") under the separate return method since the Member is taxed as a corporation. Under the separate return method, income taxes are presented separately for entities included in consolidated tax returns or disregarded entities wholly-owned by corporations. ASC Topic 740 requires the recognition of noncurrent deferred tax assets and liabilities for both the expected impact of differences between the combined financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryovers. Deferred income tax expense represents the change during the period in the deferred income tax assets and deferred income tax liabilities. In establishing the provision for income taxesand determining deferred income tax assets and liabilities, the Companies make judgments and interpretations based on enacted laws, published tax guidance and estimates of future earnings. ASC Topic 740 additionally requires a valuation allowance to be established when, based on available evidence, it is more likely than not that some portion or the entire deferred income tax asset will not be realized.

ASC Topic 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Member and the Companies are required to file income tax returns in the United States (federal) and certain state and local jurisdictions. Based on the Companies’ evaluations, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Companies’ combined financial statements. The Companies believe that their income tax positions and deductions would be sustained upon examination and do not anticipate any adjustments that would result in material changes to their financial position.

The Companies’ policy for recording interest and penalties associated with unrecognized tax benefits is to record such interest and penalties as interest expense and as a component of general and administrative expenses, respectively. There were no amounts recognized during the periods presented. The Companies’ tax returns are open to examination for the fiscal years of 2018 and 2019 by the Internal Revenue Service, the State of Delaware, and the State of New York.

LIGHTHOUSE LIFE SOLUTIONS, LLC
AND LIGHTHOUSE LIFE DIRECT, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies (continued)

Advertising Costs

Advertising costs are expensed as incurred.

Fixed Assets, net

The Companies capitalize fixed assets which are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is calculated using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements. The estimated useful lives of fixed assets are principally as follows:

Years
Computer software	3-5
Leasehold improvements	5
Office furniture	3-7
Office equipment and computer hardware	3

For the year ended September 30, 2018, the Companies had fixed assets on their books of $56,132 with deposits on fixed assets totaling $41,785. During this time, it was the intention of management for LLS to be the operating company and the parent, LHLS, to be solely its holding company with no other subsidiary operating companies. Therefore, LLS was to own all of the equipment. During the year ended September 30, 2019, management changed its position and determined that LHLS would have more than one subsidiary operating company. As such, the fixed assets were distributed to LHLS and depreciation is allocated to subsidiaries.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”) (“ASU 2014-09”). The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. These combined financial statements incorporate this standard.

Stock Based Compensation

The Companies measure compensation cost for all employee stock awards at their fair values on the date of grant. The fair value of stock-based awards is recognized as expense over the requisite service period using the straight-line method. The Companies estimate the fair value of restricted stock awards based on the fair value of the Companies’ common stock on the date of grant. Forfeitures are recognized as they occur.

Collateral Deposit

As a condition to be licensed by the state of Florida to purchase life insurance policies through a Life Settlement transaction from policy owners who reside in the state of Florida, a licensee is required post collateral equal to $100,000 with the Florida Department of Financial Services (DFS) Division of Treasury’s Bureau of Collateral Management (BCM) and maintain that for as long as the license is valid. As a result, the Companies maintain a $100,000 Treasury Cash Deposit with the state of Florida.

LIGHTHOUSE LIFE SOLUTIONS, LLC
AND LIGHTHOUSE LIFE DIRECT, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS

Other Deposits

The Companies had made down payments on the installation of fixed assets as of September 30, 2018. As described in Note 2, the fixed assets were distributed to LHLS during 2019 and the deposits were allocated to LHLS, accordingly.

Note 3. Commitments and Contingencies

Legal proceedings

In the ordinary course of business, the Companies may be subject to litigation from time to time. There is no current, pending or, to our knowledge, threatened litigation or administrative action to which the Companies are a party or of which LLS property is the subject (including litigation or actions involving our officers, directors, affiliates, or other key personnel) which in the Companies’ opinions have, or are expected to have, a material adverse effect upon the Companies’ business, prospects, financial condition or operations.

Note 4. Related Party Transactions

The Member is responsible for financing the Companies’ operations and directly pays for substantially all operating expenses. Management identifies the direct costs associated with the Companies’ operations and estimates the allocation of remaining costs, including depreciation expense, based on management’s best estimates. These estimates are generally based on personnel cost allocations unless management has identified a basis more representative of the benefit derived by the Companies.

Payroll expense allocated to the Companies by the Member consisted of the following:
	For the year ended September 30, 2019	For the Period from February 9, 2018 (date of inception) to September 30, 2018
Salary expense	$ 1,279,923	$ 450,108
Insurance and benefits	109,667	31,736
Payroll taxes	90,069	35,811
Stock based compensation	10,125	60,000
Total payroll expense	$ 1,489,784	$ 577,655

Due to Member (2018)

In 2018, the Companies’ financial expenditures were financed by its parent, LHLS. Starting in the 2019 fiscal year, it was determined that expenses were to be allocated based on a formula determined by Management. Thus, the amounts in the Due to Member account were subsequently reclassified to Capital Contributions and reported as such.

LIGHTHOUSE LIFE SOLUTIONS, LLC
AND LIGHTHOUSE LIFE DIRECT, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS

Note 5. Income Tax

A reconciliation of the expected income tax at the statutory rate with the actual income tax provision is as follows:
	For the year ended September 30, 2019	For the Period from February 9, 2018 (date of inception) to September 30, 2018
Computed tax benefit at the federal statutory rate of 21%	$ (497,881)	$ (180,360)
Meals & entertainment expense	847	108
State income tax benefit – net of federal	(114,790)	(44,076)
Other	22,497	-
Effect of change in valuation allowance	589,327	224,328
Total	$ –	$ –

Deferred income taxes reflect the net tax effects of temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax asset is as follows:

	September 30, 2019	September 30, 2018
Deferred tax assets (liabilities):
Start-up costs	$ -	$ 224,328
Intangible assets	264,670
Fixed assets	(10,597)
Net operating loss carryforward	645,117
Stock based compensation	10,977
Less: valuation allowance	(910,167)	(224,328)
Total	$ - –	$ -

For financial reporting purposes, the Companies have incurred a loss in each period since its inception. Based on the available objective evidence, including the Companies’ history of losses, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company provided a full valuation allowance against its net deferred tax assets at September 30, 2019 and at September 30, 2018. The net operating loss carryforwards are indefinite for federal purposes and, if not utilized, will begin to expire in 2039 for state purposes.

LIGHTHOUSE LIFE SOLUTIONS, LLC
AND LIGHTHOUSE LIFE DIRECT, LLC
NOTES TO COMBINED FINANCIAL STATEMENTS

Note 6. Fixed Assets, net

Fixed assets, net consisted of the following:

September 30, 2018
Leasehold improvements	$ 24,554
Office furniture	20,046
Office equipment and computer hardware	12,409
Subtotal	57,009
Less: Accumulated depreciation	(877)
Total fixed assets, net	$ 56,132

Note 7. Concentrations

To date, the Companies have received all of their revenue from one third party investor who also acts as a lender to LHLS, which in turn supports the operations of the Companies. The Companies, however, have active origination agreements with other third-party purchasers of life settlement assets and plans to add additional buyers to their platform as origination volumes continue to grow.

The Companies currently earn all of their revenue from one product/service.

Note 8. Subsequent Events

The Companies have evaluated subsequent events through December 11, 2020 the date on which these combined financial statements were available for issuance. Adjustments or additional disclosures, if any, have been included in these combined financial statements.